   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 6, 2001
                                                  REGISTRATION NO. 333-_________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              ESS TECHNOLOGY, INC.
               (Exact Name of Company as Specified in Its Charter)

            CALIFORNIA                                     94-2928582
 (State or Other Jurisdiction of                        (I.R.S. Employer
  Incorporation or Organization)                     Identification Number)

                             48401 FREMONT BOULEVARD
                            FREMONT, CALIFORNIA 94538
                                 (510) 492-1088
       (Address, Including Zip Code, and Telephone Number, Including Area
                 Code, of Company's Principal Executive Offices)

                                 ROBERT L. BLAIR
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             48401 FREMONT BOULEVARD
                            FREMONT, CALIFORNIA 94538
                                 (510) 492-1088
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)

                                   COPIES TO:

            PETER COHN                                    BARRY L. DASTIN
          LOWELL D. NESS                                   QUIMBY PIERCE
  ORRICK, HERRINGTON & SUTCLIFFE LLP                      KAYE SCHOLER LLP
          1020 MARSH ROAD                          1999 AVENUE OF THE STARS, #1600
       MENLO PARK, CA  94025                          LOS ANGELES, CA  90067

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

       If this form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [ ] _______________

       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [ ] _______________

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                                     PROPOSED MAXIMUM AGGREGATE          AMOUNT OF
      TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED                 OFFERING PRICE (1)           REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, no par value....................................               $60,000,000                  $15,000
======================================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes shares of common stock issuable upon exercise of the underwriters' over-allotment option.

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 6, 2001

PROSPECTUS
                                _________ Shares

                                   [ESS LOGO]

                                  Common Stock

                                  -------------

        We are offering ___________ shares of our common stock. The selling shareholder identified in this prospectus is offering an additional __________ shares of common stock. We will not receive any of the proceeds from the sale of common stock held by the selling shareholder. Our common stock is traded on the Nasdaq National Market under the symbol ESST. On September 5, 2001, the last reported sale price for our common stock was $12.73 per share.


                                  -------------

       INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                  -------------

====================================================================================================
                                                                      PER SHARE              TOTAL
----------------------------------------------------------------------------------------------------
Public Offering Price......................................           $________            $________
----------------------------------------------------------------------------------------------------
Underwriting Discount......................................           $________            $________
----------------------------------------------------------------------------------------------------
Proceeds, before expenses, to ESS..........................           $________            $________
----------------------------------------------------------------------------------------------------
Proceeds, before expenses, to the selling shareholder......           $________            $________
====================================================================================================

       The underwriters have been granted a 30-day option to purchase up to an additional ________ shares of common stock to cover over-allotments.

       The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                                  -------------



NEEDHAM & COMPANY, INC.                                A.G. EDWARDS & SONS, INC.



               The date of this prospectus is __________ ___, 2001

                              [INSIDE FRONT COVER]







                                 [COLOR ARTWORK]

                                TABLE OF CONTENTS

                                                                                                          PAGE
                                                                                                          ----
Prospectus Summary...................................................................................       3
Risk Factors.........................................................................................       7
Special Note Regarding Forward-Looking Statements....................................................      16
Use of Proceeds......................................................................................      16
Price Range of Common Stock..........................................................................      17
Dividend Policy......................................................................................      17
Capitalization ......................................................................................      18
Selected Consolidated Financial Data.................................................................      19
Management's Discussion and Analysis of Financial Condition and Results of Operations................      20
Recent Developments..................................................................................      26
Business.............................................................................................      27
Management...........................................................................................      35
Certain Relationships and Related Transactions.......................................................      37
Principal and Selling Shareholders...................................................................      38
Underwriting.........................................................................................      40
Legal Matters........................................................................................      42
Experts..............................................................................................      42
Where You Can Find More Information..................................................................      43
Index to Financial Statements .......................................................................     F-1

                              ---------------------

       You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.


       Our logo and the names of our products named in this prospectus, including ESS(R) and DHS(TM) are our trademarks, trade names or service marks. Each trademark, trade name or service mark of another company appearing in this prospectus belongs to its holder, and does not belong to us.


                              ---------------------

                               PROSPECTUS SUMMARY

       You should read the following summary together with the more detailed information and financial statements and related notes appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that speak only as of the date they are made and involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors including those described under the heading "Risk Factors" and elsewhere in this prospectus. All references to "we," "our," "us," "ESS" and the "Company" refer to ESS Technology, Inc. and its direct and indirect subsidiaries.

                                   OUR COMPANY

       We are a leading designer, developer and marketer of highly-integrated digital system processor chips. These chips are the primary processors driving digital video and audio players including DVD, video CD and MP3 players. Our chips use multiple processors and a programmable architecture that enable us to offer a broad array of features and functionality. We believe that multi-featured DVD players will serve as the platform for a digital home system, or DHS, integrating various digital home entertainment and information delivery products into a single box. We are also a supplier of chips for use in modems and similar communication products, and a supplier of PC audio chips. We outsource all of our chip fabrication and assembly as well as the majority of our test operations, allowing us to focus on our design and development strengths.

       From large screen televisions to VCRs to DVD players, technology continues to improve the home entertainment experience. Advancements in technology have enhanced the clarity, color, sound, functionality and convenience of home entertainment. In particular, the transition from analog to digital formats has allowed audio and video data to be compressed with little or no perceptible image degradation, improving storage and transmission efficiency. Digital formats provide users with several benefits, including random access to data, superior editing capabilities and enhanced security features such as protection against unauthorized copying. The development of digital media has created markets for new products such as video CD and DVD players. As digital processing and transmission technology improves, we believe additional home entertainment products will continue to be introduced. As digital home entertainment systems converge and become increasingly complex, makers of these systems will require more sophisticated semiconductor chips that are multi-featured, adaptable and cost-effective.

       Our digital system processor chips drive multi-featured DVD products that play DVD, CD, MP3, full-featured karaoke and other audio and video formats through home entertainment systems. Our DVD chips support high quality video formats such as Progressive Scan, and high quality audio formats, including Dolby Digital, DTS Surround, DVD audio and Sony's SACD audio. Our DVD chips also allow consumers to browse the internet and view digital photo CDs on their television. We believe technological advances will enable us to continue to create new applications and to combine many features and functions currently offered through separate digital home products into a single platform.

OUR COMPETITIVE ADVANTAGES

       We believe that we are well positioned for continued growth in the consumer electronics market because:

       - our highly programmable chips are more flexible allowing us to efficiently add new capabilities and enable our customers to accelerate their time to market;

       - our DVD chips offer a broad array of advanced features and functionality;

       - our large workforce of engineers (approximately 60% of our employees) is continually developing innovative solutions to our customer's evolving needs using our chips;

       - we have approximately 100 sales and support personnel worldwide delivering superior customer service;

       - we work closely with our customers to develop new and cost-effective design solutions incorporating our high-functionality chips that enable our customers to lower their total manufacturing cost; and

       - our longstanding strategic relationships in China position us to capture additional business as consumer electronics manufacturing increasingly migrates to China.

OUR STRATEGY

       Our objective is to become the leading supplier of system processor chips for the digital home system, or DHS, based on a DVD platform. To achieve our objective, we are pursuing the following strategies:

       - leverage our proprietary highly-integrated chip technology with multiple processors and a programmable architecture;

       -      develop the next generation system processor chip for the DHS;

       - continue offering a low cost total solution through close collaboration with our customers;

       - leverage our relationships with low-cost manufacturers in China to capture additional market share;

       -      expand relationships with branded consumer electronics companies;
              and

       - develop or acquire additional complementary products and technologies.

                              ---------------------

       We were incorporated in California in 1984. Our principal executive offices are located at 48401 Fremont Boulevard, Fremont, California 94538. Our telephone number at that location is (510) 492-1088. Information contained in our web site does not constitute part of this prospectus.

                                  THE OFFERING

       Except as described in the financial statements or as otherwise specified in this prospectus, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

Shares offered by ESS................................         __________ shares

Shares offered by the selling shareholder............         __________ shares

Shares to be outstanding after the offering..........         __________ shares

Use of proceeds......................................         For general corporate purposes, including working
                                                              capital, and for potential investments in and
                                                              acquisitions of complementary products, technologies
                                                              or businesses.

Nasdaq National Market symbol........................         ESST

       The number of shares outstanding after the offering is based on the number of shares outstanding as of June 30, 2001, and excludes:

- a total of 8,077,028 shares issuable upon exercise of outstanding options, comprised of:

       - 6,882,162 shares under our 1997 Equity Incentive Plan at a weighted average exercise price of $8.29 per share;

       - 951,662 shares under our 1995 Stock Option Plan at a weighted average exercise price of $5.44 per share;

       - 76,981 shares under our 1992 Stock Option Plan at a weighted average exercise price of $3.66 per share;

       - 115,000 shares under our 1995 Directors Stock Option Plan at a weighted average exercise price of $11.72 per share; and

       - 51,223 shares under our Platform Plan at a weighted average exercise price of $0.03 per share.

- a total of 2,883,114 shares available for future issuance under our stock option plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (In thousands, except per share data)


       We derived the statement of operations data for the years ended December 31, 1998, 1999 and 2000 from our audited consolidated financial statements appearing elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 1996 and 1997 from our audited consolidated financial statements, which are not included in this prospectus. We derived the balance sheet data as of June 30, 2001 and the statement of operations data for the six months ended June 30, 2000 and 2001 from our unaudited consolidated financial statements, appearing elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on a basis consistent with the audited consolidated financial statements appearing elsewhere in this prospectus and, in the opinion of management, these statements include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of such data. All of the data presented has been adjusted to give effect to the treatment of Vialta, Inc., our former subsidiary, as a discontinued operation. These tables should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1.

       The "As Adjusted" data set forth below gives effect to the receipt of the net proceeds from the sale by us of _____________ shares of common stock in this offering at an assumed public offering price of $____, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. See "Use of Proceeds" and "Capitalization."

                                                                                                               SIX MONTHS ENDED
                                                              FISCAL YEAR ENDED DECEMBER 31,                       JUNE 30,
                                            -------------------------------------------------------------   ----------------------
                                              1996         1997          1998         1999         2000        2000         2001
                                            ---------   ---------     ---------     ---------   ---------   ---------    ---------
                                                                                                                  (unaudited)
STATEMENT OF OPERATIONS DATA:
 Net revenues ............................. $ 226,455   $ 249,517     $ 218,252     $ 310,651   $ 303,436   $ 163,184    $ 115,717
 Gross profit .............................   119,637      77,658        35,835       119,122     110,984      60,774       30,141
  Operating expenses:
   Research and development ...............    20,270      29,471        30,529        36,028      27,832      13,183       14,003
   In-process research and development ....    30,355      22,200            --            --       2,625       2,625           --
   Selling, general and administrative ....    16,814      25,198        36,289        38,558      36,225      18,230       17,583
 Net income (loss) from continuing
 operations ............................... $  21,626   $ (10,886)    $ (28,016)    $  41,325   $  63,166   $  23,002    $ (13,366)
                                            =========   =========     =========     =========   =========   =========    =========
 Net income (loss) per share from
 continuing operations
   Basic .................................. $    0.57   $   (0.27)    $   (0.68)    $    1.02   $    1.49   $    0.55    $   (0.32)
                                            =========   =========     =========     =========   =========   =========    =========
   Diluted ................................ $    0.52   $   (0.27)    $   (0.68)    $    0.91   $    1.37   $    0.47    $   (0.32)
                                            =========   =========     =========     =========   =========   =========    =========
 Shares used in calculating net income
 (loss) per share from continuing
 operation
   Basic ..................................    37,702      39,593        40,955        40,640      42,548      42,089       42,371

   Diluted ................................    41,588      39,593        40,955        45,625      45,943      48,524       42,371


                                                                                   AS OF JUNE 30, 2001
                                                                                 ------------------------
                                                                                                    AS
                                                                                  ACTUAL         ADJUSTED
                                                                                 --------        --------
                                                                                       (unaudited)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments .......................      $ 72,567         $
  Working capital, excluding net assets of discontinued operation .........       130,640
  Total assets ............................................................       235,101
  Current liabilities .....................................................        42,291          42,291
  Total shareholders' equity ..............................................       183,749

                                  RISK FACTORS

       The shares of our common stock offered by this prospectus are speculative and involve a high degree of risk of loss. Before making an investment, you should carefully read this entire prospectus and consider the following risks and speculative factors:

                          RISKS RELATED TO OUR BUSINESS

OUR BUSINESS IS HIGHLY DEPENDENT ON THE EXPANSION OF THE CONSUMER ELECTRONICS MARKET.

       We have shifted our primary focus from the PC audio business to developing products primarily for the consumer digital video market. Since the second half of 2000, sales of video system processor chips to the DVD and video CD (including VCD and SVCD) player markets accounted for a majority of our net revenues. We expect that the consumer electronics market will continue to account for a significant portion of our net revenues for the foreseeable future. However, our strategy in this market may not be successful. Given the large installed base of VCRs and other consumer electronics products, coupled with the current economic environment, consumer spending on DVD players and other home electronics may not grow as anticipated.

       Historically, sales of audio and modem chips to the PC market have accounted for a significant portion of our net revenues. We expect that these sales will continue to account for a significant portion of our net revenues in the near future, however we are no longer emphasizing this business and expect future sales in the PC market will continue to decline. If the decline in our sales to the PC market is not offset by an increase in sales to the consumer electronics market, our business, financial condition and results of operations would be materially adversely affected.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS THAT MAY CAUSE VOLATILITY OR A DECLINE IN THE PRICE OF OUR STOCK.

       Historically, our quarterly operating results have fluctuated significantly. Our future quarterly operating results will likely fluctuate from time to time and may not meet the expectations of securities analysts and investors in a particular future period. The price of our common stock could decline due to such fluctuations. The following factors may cause significant fluctuations in our future quarterly operating results:

       -      changes in demand for our products;

       -      changes in the mix of products sold and our revenue mix;

       -      charges related to excess inventory;

       -      seasonal customer demand;

       -      increasing pricing pressures;

       -      gain or loss of significant customers;

       -      the cyclical nature of the semiconductor industry;

       - the timing of our and our competitors' new product announcements and introductions, and the market acceptance of new or enhanced versions of our and our customers' products;

       -      the timing of significant customer orders;

       -      availability and cost of raw materials;

       - significant increases in expenses associated with the expansion of operations; and

       -      availability and cost of foundry capacity.

WE OFTEN PURCHASE INVENTORY BASED ON SALES FORECASTS AND IF ANTICIPATED SALES DO NOT MATERIALIZE, WE MAY CONTINUE TO EXPERIENCE SIGNIFICANT INVENTORY CHARGES.

       We currently place non-cancelable orders to purchase our products from independent foundries on an approximately three-month rolling basis, while our customers generally place purchase orders with us that may be cancelled without significant penalty less than four weeks prior to delivery. If anticipated sales and shipments in any quarter are cancelled or do not occur as quickly as expected, expense and inventory levels could be disproportionately high and we may be required to record significant inventory charges in our statement of operations in a particular period. We have experienced significant inventory charges in the past and we may continue to experience these charges in future periods.

OUR RESEARCH AND DEVELOPMENT INVESTMENTS MAY FAIL TO ENHANCE OUR COMPETITIVE POSITION.

       We invest a significant amount of time and resources in our research and development activities to maintain and enhance our competitive position. Technical innovations are inherently complex and require long development cycles and the commitment of extensive engineering resources. We incur substantial research and development costs to confirm the technical feasibility and commercial viability of a product that in the end may not be successful. If we are not able to successfully and timely complete our research and development projects, we may face competitive disadvantages. There is no assurance that we will recover the development costs associated with these projects or that we will be able to secure the financial resources necessary to fund future research and development efforts.

       One of our significant projects is the development of a next generation DVD system processor chip that will incorporate three independent processors and allow us to support additional features, including the Linux, PocketPC (formerly WinCE) and VxWorks operating systems. This will require a new architecture and a complete system on a chip design, which is extremely complex and may not be ultimately feasible. If we are unable to successfully develop this next generation DVD system processor chip, or complete other significant research and development projects, our business, financial condition and results of operations could be materially adversely affected.

WE MAY NEED TO ACQUIRE OTHER COMPANIES OR TECHNOLOGIES TO SUCCESSFULLY COMPETE IN OUR INDUSTRY AND WE MAY NOT BE SUCCESSFUL ACQUIRING KEY TARGETS OR INTEGRATING THESE ACQUISITIONS WITH OUR BUSINESS.

        We will continue to regularly consider the acquisition of other companies or the products and technologies of other companies to complement our existing product offerings, improve our market coverage and enhance our technological capabilities. There may be technologies that we need to acquire or license in order to remain competitive. However, we may not be able to identify and consummate suitable acquisitions and investments. Acquisitions and investments carry risks that could have a material adverse effect on our business, financial condition and results of operations, including:

       - the failure to integrate with existing products and corporate culture;

       -      the inability to retain key employees from the acquired company;

       -      diversion of management attention from other business concerns;

       -      the potential for large write-offs;

       - issuances of equity securities dilutive to our existing shareholders; and

       - the incurrence of substantial debt and assumption of unknown liabilities.

OUR SALES MAY FLUCTUATE DUE TO SEASONALITY OF CUSTOMER DEMAND.

       Our customers have experienced and may continue to experience significant seasonality in the sales of their products, which affects their orders of our products. A majority of consumer home electronics products are sold during the holiday season. Consequently, as more of our chips are sold into the consumer electronics market, we expect a disproportionate amount of our sales to occur in the third and fourth quarters.

OUR PRODUCTS ARE SUBJECT TO INCREASING PRICING PRESSURES.

       The markets for most of the applications for our chips are characterized by intense price competition. The willingness of original equipment manufacturers, or OEMs, to design our chips into their products depends, to a significant extent, upon our ability to sell our products at cost-effective prices. We expect the average selling prices of our existing products to decline significantly over the life of each product as the markets for our products mature and competition increases. If we are unable to reduce our costs sufficiently to offset declines in product prices or are unable to introduce more advanced products with higher margins, our gross margins may decline.

WE MAY LOSE BUSINESS TO COMPETITORS WHO HAVE SIGNIFICANT COMPETITIVE ADVANTAGES.

       Our existing and potential competitors consist principally of large domestic and international companies that have substantially greater financial, manufacturing, technical, marketing, distribution and other resources, greater intellectual property rights, broader product lines and longer-standing relationships with customers than we have. Our competitors also include a number of independent and emerging companies who may be able to better adapt to changing market conditions and customer demand. In addition, some of our current and potential competitors maintain their own semiconductor fabrication facilities and could benefit from certain capacity, cost and technical advantages.

       DVD and video CD players face significant competition from video on demand, VCRs and other video formats. In addition, we expect that the DVD platform for the digital home system will face competition from other platforms including set-top-boxes, as well as multi-function game boxes being manufactured and sold by large companies. Some of our competitors may be more diversified than us and supply chips for multiple platforms. A decline in DVD sales may have a disproportionate affect on us as we shift our focus to this market. Any of these competitive factors could reduce our sales and market share and may force us to lower our prices, adversely affecting our business, financial condition and results of operations.

OUR BUSINESS IS DEPENDENT UPON RETAINING KEY PERSONNEL AND ATTRACTING NEW EMPLOYEES.

       Our success depends to a significant degree upon the continued contributions of Fred S.L. Chan, our Chairman of the Board, and Robert L. Blair, our President and CEO. In the past, Mr. Chan has served as our President and Chief Executive Officer besides being our Chairman of the Board and currently he serves as the Chairman of the Board of Vialta, our former subsidiary. Mr. Chan is critical to maintaining many of our key relationships with customers, suppliers and foundries in Asia. The loss of the services of Mr. Chan, Mr. Blair or any of our other key executives could adversely affect our business. We may not be able to retain these employees and searching for their replacements could divert the attention of other senior management and increase our operating expenses. We currently do not maintain any key person life insurance.

       To manage our future operations effectively, we will need to hire and retain additional management personnel, design personnel and software engineers. We may have difficulty recruiting these employees or integrating them into our business. If we lose the services of a significant number of our management personnel, design personnel or software engineers, the implementation of our business strategy could be disrupted.

OUR CUSTOMER BASE IS HIGHLY CONCENTRATED, SO THE LOSS OF ANY ONE CUSTOMER COULD ADVERSELY AFFECT OUR BUSINESS.

       A substantial portion of our net revenues has increasingly been derived from sales to a small number of our customers. During the second quarter of 2001, sales to our top five customers increased to approximately 73% of our net revenues. During the second quarter of 2001, sales to our top distributor, Dynax Electronics, increased to approximately 64% of our net revenues. We expect this concentration of sales to continue along with other changes in the composition of our customer base. The reduction, delay or cancellation of orders from one or more major customers or the loss of one or more major customers could materially and adversely affect our business, financial condition and results of operations. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial condition.

WE RELY ON A SINGLE DISTRIBUTOR FOR A SIGNIFICANT PORTION OF OUR REVENUES AND IF THIS RELATIONSHIP DETERIORATES OUR FINANCIAL RESULTS COULD BE ADVERSELY AFFECTED.

       We derive a material percentage of product revenues from sales through Dynax Electronics, our largest distributor. Dynax Electronics is not subject to any minimum purchase requirements and can discontinue marketing any of our products at any time. In addition, Dynax Electronics has rights of return for unsold product and rights to pricing allowances to compensate for rapid, unexpected price changes. Our business would be adversely affected if our relationship with Dynax Electronics deteriorates or their financial condition were to decline. As our business grows, we may increasingly rely on distributors, which may reduce our exposure to future sales opportunities and impede our ability to accurately forecast product orders.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM UNAUTHORIZED USE AND WE MAY BE SUBJECT TO CLAIMS OF INFRINGEMENT OF THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS.

       To protect our intellectual property rights we rely on a combination of patents, trademarks, copyrights and trade secret laws and confidentiality procedures. As of September 5, 2001, we had 11 patents granted in the United States. These patents will expire over time commencing in 2011 and ending in 2018. In addition, as of September 5, 2001, we had 11 corresponding foreign patents, which are going to expire over time commencing in 2002 (two audio-related Japanese patents will expire in 2002) and ending in 2015. We cannot assure you that patents will be issued from any of our pending applications or applications in preparation or that any claims allowed from pending applications or applications in preparation will be of sufficient scope or strength. We may not be able to obtain patent protection in all countries where our products can be sold. Also, our competitors may be able to design around our patents. The laws of some foreign countries may not protect our products or intellectual property rights to the same extent as do the laws of the United States. We cannot assure you that the actions we have taken to protect our intellectual property will adequately prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

       The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions. Litigation by or against us could result in significant expense and divert the efforts of our technical and management personnel, whether or not such litigation results in a favorable determination for us. Any claim, even if without merit, may require us to spend significant resources to develop non-infringing technology or enter into royalty or cross-licensing arrangements, which may not be available to us on acceptable terms, or at all. We may be required to pay substantial damages or cease the use and sale of infringing products, or both. As of June 30, 2001, there were two related pending intellectual property litigation matters against us with respect to our modem chips which we are vigorously defending. In general, a successful claim of infringement against us in connection with the use of our technologies could adversely affect our business. In particular, if we lose either of the related modem cases, our results of operations could be significantly harmed. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. In the event of an adverse result in any such litigation our business could be materially harmed.

WE HAVE SIGNIFICANT INTERNATIONAL SALES AND OPERATIONS THAT ARE SUBJECT TO THE SPECIAL RISKS OF DOING BUSINESS OUTSIDE THE UNITED STATES.

       Substantially all of our sales have been to customers in Hong Kong, Taiwan, Korea, China, Japan, Malaysia, and Singapore. We expect that international sales will continue to represent a significant portion of our net revenues. In addition, substantially all of our products are manufactured, assembled and tested by independent third parties in Asia. There are special risks associated with conducting business outside of the United States, including:

       - unexpected changes in legislative or regulatory requirements and related compliance problems;

       -      lack of adequate protection of our intellectual property rights;

       - changes in diplomatic and trade relationships, including changes in most favored nations trading status;

       -      tariffs, quotas and other trade barriers and restrictions;

       - longer payment cycles and greater difficulties in accounts receivable collection;

       -      potentially adverse taxes;

       -      difficulties in obtaining export licenses for technologies;

       - language and other cultural differences, which may inhibit our sales and marketing efforts and create internal communication problems among our U.S. and foreign counterparts; and

       -      currency exchange risks.

OUR PRODUCTS ARE MANUFACTURED BY INDEPENDENT THIRD PARTIES.

       We rely on independent foundries to manufacture all of our products. Substantially all of our products are currently manufactured by Taiwan Semiconductor Manufacturing Company, Ltd., or TSMC, and by United
Microelectronics Corporation, or UMC. Our reliance on these or other independent foundries involves a number of risks, including:

       - the possibility of an interruption or loss of manufacturing capacity;

       - reduced control over delivery schedules, manufacturing yields and costs; and

       - the inability to reduce our costs as rapidly as competitors who perform their own manufacturing and who are not bound by volume commitments to subcontractors at fixed prices.

Any failure of these third party foundries to deliver products or otherwise perform as requested, could damage our relationships with our customers and harm our sales and financial results.

       To address potential foundry capacity constraints in the future, we may be required to enter into arrangements, including equity investments in or loans to independent wafer manufacturers in exchange for guaranteed production capacity, joint ventures to own and operate foundries, or "take or pay" contracts that commit us to purchase specified quantities of wafers over extended periods. These arrangements could require us to commit substantial capital or to grant licenses to our technology. If we need to commit substantial capital, we may need to obtain additional debt or equity financing, which could result in dilution to our shareholders.

BECAUSE WE PURCHASE RAW MATERIALS FROM A LIMITED NUMBER OF SUPPLIERS, WE COULD EXPERIENCE DISRUPTIONS OR COST INCREASES.

       We depend on a limited number of suppliers to obtain adequate supplies of quality raw materials on a timely basis. We do not generally have guaranteed supply arrangements with our suppliers. If we have difficulty in obtaining materials in the future, alternative suppliers may not be available, or if available, these suppliers may not provide materials in a timely manner or on favorable terms. If we cannot obtain adequate materials for the manufacture of our products, we may be forced to pay higher prices, experience delays and our relationships with our customers may suffer.

WE HAVE EXTENDED SALES CYCLES, WHICH INCREASE OUR COSTS IN OBTAINING ORDERS AND REDUCE THE PREDICTABILITY OF OUR EARNINGS.

       Our potential customers often spend a significant amount of time to evaluate, test and integrate our products. Our sales cycles often last for several months and may last for up to a year or more. These longer sales cycles require us to invest significant resources prior to the generation of revenues and subject us to the risk that customers may not order our products as anticipated. In addition, orders expected in one quarter could shift to another because of the timing of customers' purchase decisions. Any cancellation or delay in ordering our products after a lengthy sales cycle could adversely affect our business.

OUR PRODUCTS ARE SUBJECT TO RECALL RISKS.

       The greater integration of functions and complexity of our products increases the risk that our customers or end users could discover latent defects or subtle faults in our products. These discoveries could occur after substantial volumes of product have been shipped, which could result in material recalls and replacement costs. Product recalls could also divert the attention of our engineering personnel from our product development needs and could adversely impact our customer relationships. In addition, we could be subject to product liability claims that could distract management, increase costs and delay the introduction of new products.

WE MAY NEED ADDITIONAL FUNDS TO EXECUTE OUR BUSINESS PLAN, AND IF WE ARE UNABLE TO OBTAIN SUCH FUNDS, WE MAY NOT BE ABLE TO EXPAND OUR BUSINESS, AND IF WE DO RAISE SUCH FUNDS, YOUR OWNERSHIP IN THE COMPANY MAY BE SUBJECT TO DILUTION.

       We may be required to obtain substantial additional capital to finance our future growth, fund our ongoing research and development activities and acquire new technologies or companies. To the extent that our existing sources of liquidity and cash flow from operations are insufficient to fund our activities, we may need to seek additional equity or debt financing from time to time. If our performance or prospects decrease, we may need to consummate a private placement or public offering of our capital stock at a lower price than the offering price of this offering. If we raise additional capital through the issuance of new securities at a lower price than the offering price of this offering, you will be subject to additional dilution. Further, such equity securities may have rights, preferences or privileges senior to those of our common stock. Additional financing may not be available to us when needed or, if available, it may not be available on terms favorable to us.

THE CURRENT ENERGY CRISIS IN CALIFORNIA COULD DISRUPT OUR OPERATIONS AND INCREASE OUR EXPENSES.

       The California energy crisis could increase our expenses and disrupt our operations. The deregulation of the energy industry in California and shortages in wholesale electricity supplies have caused power prices to increase dramatically, and these prices could continue to increase in the future. If wholesale prices continue to increase, our operating expenses will likely increase, since our headquarters and most of our employees are based in California. In the event of an acute power shortage, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout the state, with or without advance notice. If blackouts interrupt our power supply, we may be temporarily unable to operate. Any such interruption could delay the development of our products. Future interruptions could damage our reputation, harm our ability to promote the use of our solutions and could result in lost revenues, any of which could substantially harm our business and results of operations.

                         RISKS RELATING TO OUR INDUSTRY

THE SEMICONDUCTOR INDUSTRY IS SUBJECT TO CYCLICAL VARIATIONS IN PRODUCT SUPPLY AND DEMAND.

       The semiconductor industry is subject to cyclical variations in product supply and demand. Downturns in the industry have been characterized by abrupt fluctuations in product demand, production over-capacity and accelerated decline of average selling prices. Current trade association data indicate that the semiconductor industry has experienced a severe downturn since the third quarter of 2000 and this downturn may continue for the foreseeable future. This downturn could harm our net revenues and gross margins if average selling prices continue to decline or demand falls. We cannot assure you that the market will stabilize or improve in the near term. A prolonged downturn in the semiconductor industry could materially and adversely impact our business and results of operations.

OUR SUCCESS WITHIN THE SEMICONDUCTOR INDUSTRY DEPENDS UPON OUR ABILITY TO DEVELOP NEW PRODUCTS IN RESPONSE TO RAPID TECHNOLOGICAL CHANGES AND EVOLVING INDUSTRY STANDARDS.

       The semiconductor industry is characterized by rapid technological changes, evolving industry standards and product obsolescence. Our success is highly dependent upon the successful development and timely introduction of new products at competitive prices and performance levels. The success of new products depends on a number of factors, including:

       -      anticipation of market trends;

       -      timely completion of product development, design and testing;

       - market acceptance of our products and the products of our customers;

       -      offering new products at competitive prices;

       - meeting performance, quality and functionality requirements of customers and OEMs; and

       - meeting the timing, volume and price requirements of customers and OEMs.

       Our products are designed to conform to current specific industry standards, however we have no control of future modifications to these standards. Manufacturers may not continue to follow the current standards, which would make our products less desirable to manufacturers and reduce our sales. Our success is highly dependent upon our ability to develop new products in response to these changing industry standards.

WE OPERATE IN HIGHLY COMPETITIVE MARKETS.

       The markets in which we compete are intensely competitive and are characterized by rapid technological changes, price reductions and rapid product obsolescence. Competition typically occurs at the design stage, when customers evaluate alternative design approaches requiring integrated circuits. Because of shortened life cycles, there are frequent design win competitions for next-generation systems.

       We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with products that may be provided at lower costs or provide higher levels of integration, higher performance or additional features. Advancements in technology can change the competitive environment in ways that may be adverse to us. For example, today's high-performance central processing units in PCs have enough excess computing capacity to perform many of the functions that formerly required a separate chip set, which has reduced demand for our PC audio chips. The announcements and commercial shipments of competitive products could adversely affect sales of our products and may result in increased price competition that would adversely affect the average selling prices and margins of our products.

       The following factors may affect our ability to compete in our highly competitive markets:

       - the price, quality and performance of our products and the products of our competitors;

       - the timing and success of our new product introductions and those of our customers and competitors;

       -      the emergence of new multimedia standards;

       -      the development of technical innovations;

       - ability to obtain adequate foundry capacity and sources of raw materials;

       - the rate at which our customers integrate our products into their products;

       -      the number and nature of our competitors in a given market; and

       -      the protection of our intellectual property rights.

                         RISKS RELATING TO THIS OFFERING

THE VALUE OF OUR COMMON STOCK MAY BE ADVERSELY AFFECTED BY MARKET VOLATILITY.

       The price of our common stock fluctuates significantly. Many factors influence the price of our common stock, including:

       - future announcements concerning our company, our competitors or our principal customers, such as quarterly operating results, changes in earnings estimates by analysts, technological innovations, new product introductions, governmental regulations, or litigation;

       -      the liquidity within the market for our common stock;

       -      sales by our officers, directors and other insiders;

       - investor perceptions concerning the prospects of our business and the semiconductor industry;

       - market conditions and investor sentiment affecting market prices of equity securities of high technology companies; and

       - general economic, political and market conditions, such as recessions or international currency fluctuations.

THE CONCENTRATION OF OUR CAPITAL STOCK UNDER THE CONTROL OF EXISTING SHAREHOLDERS WILL LIKELY LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS.

       As of June 30, 2001, Fred S.L. Chan, our Chairman of the Board, together with his spouse, Annie M.H. Chan, another of our directors, and certain trusts for the benefit of their children, beneficially own, in the aggregate, 37.3% of our outstanding common stock, which will be ___% after giving effect to this offering, assuming no exercise of the underwriters' over-allotment option. These shareholders together possess significant voting power over our company, giving them the ability to influence significantly the election of our Board of Directors and approve significant corporate transactions. Such control could delay, defer or prevent a merger, consolidation, takeover or other business transactions involving us, or discourage a potential acquirer from making a tender offer for control of our company.

MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE ALLOCATION OF PROCEEDS FROM THIS OFFERING.

       We currently have no specific plans for a significant portion of the net proceeds from this offering. Consequently, our management will have the discretion to allocate the net proceeds to uses that you may not deem desirable. We may be unable to yield a significant return on any investment of the proceeds. Substantially all of our proceeds from the offering will be invested in short-term, interest-bearing, investment-grade securities immediately following the offering.

                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

       This prospectus contains forward-looking statements including statements concerning the future of our industry, product development, business strategy, including the possibility of future acquisitions, continued acceptance and growth of our products, and dependence on significant customers. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," or other similar words. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted above and other factors noted throughout this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement.

       In this prospectus, we rely on and refer to information and statistics regarding the markets for various products. We obtained this information and these statements from various third party sources, discussions with our customers, and our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and we cannot guarantee that they are accurate.

                                 USE OF PROCEEDS

       Our net proceeds from the sale of the ________ shares of our common stock offered by us at an assumed public offering price of $____ per share are estimated to be $______________ ($______________ if the underwriters'
over-allotment option is exercised in full) after deducting underwriting discounts and commissions and our estimated offering expenses. The principal purpose of the offering is to obtain additional working capital. We expect to use the net proceeds of the offering for general corporate purposes, which may include acquisitions of companies, acquisitions of technology and capital expenditures, although there are no current agreements with respect to any such transactions. Pending such uses, we intend to invest the net proceeds from the offering in short-term, interest-bearing, investment grade securities. We will not receive any of the proceeds from the sale of ________ shares by the selling shareholder.

                           PRICE RANGE OF COMMON STOCK

       Our common stock has been trading on the Nasdaq National Market under the symbol "ESST" since October 6, 1995. The following table sets forth the high and low sales prices for our common stock as reported by the Nasdaq National Market during the periods indicated.


                                                                     HIGH          LOW
                                                                     ----          ---
Fiscal Year Ended December 31, 1999
     First Quarter...........................................        8.31         4.93
     Second Quarter..........................................       13.50         5.00
     Third Quarter...........................................       16.12        10.87
     Fourth Quarter..........................................       23.75        11.75

Fiscal Year Ended December 31, 2000
     First Quarter...........................................       26.25        14.50
     Second Quarter..........................................       17.93        10.50
     Third Quarter...........................................       18.81        13.06
     Fourth Quarter..........................................       16.68         4.68

Fiscal Year Ended December 31, 2001
     First Quarter...........................................        8.87         4.50
     Second Quarter..........................................       10.60         4.75
     Third Quarter (through September 5, 2001)...............       16.12         8.14


                         ------------------------------

       The last reported sale price of our common stock on the Nasdaq National Market on September 5, 2001 was $12.73 per share. As of September 5, 2001, there were approximately 229 holders of record of our common stock.

                                 DIVIDEND POLICY

       We have never declared or paid cash dividends. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

       The following table sets forth our actual capitalization as of June 30, 2001 and as adjusted to give effect to the issuance and sale by us of __________ shares of common stock in this offering at an assumed public offering price of $ , after deducting underwriting discounts and commissions and estimated offering expenses payable by us. All of the data presented has been adjusted to give effect to the treatment of Vialta as a discontinued operation.

       This capitalization table should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1.

                                                                             AS OF JUNE 30, 2001
                                                                        ------------------------------
                                                                          ACTUAL           AS ADJUSTED
                                                                        ---------          -----------
                                                                          (unaudited, in thousands)
Cash, cash equivalents and short-term investments ............          $  72,567                   $
                                                                        =========           =========
Shareholders' equity:
     Preferred Stock, no par value; 10,000 shares
       authorized; no shares issued and outstanding,
       actual and as adjusted ................................                 --                  --
     Common Stock no par value; 100,000 shares authorized;
       42,248 shares issued and outstanding, actual; .........            148,433
       _________ as adjusted(1)
Other comprehensive loss .....................................             (1,563)             (1,563)
Retained earnings ............................................             36,879              36,879
                                                                        ---------           ---------
     Total shareholders' equity ..............................            183,749
                                                                        =========           =========
     Total capitalization ....................................          $ 183,749                   $
                                                                        =========           =========

----------

(1)    Excludes:

- a total of 8,077,028 shares issuable upon exercise of outstanding options, which is comprised of:

       - 6,882,162 shares under our 1997 Equity Incentive Plan at a weighted average exercise price of $8.29 per share;

       - 951,662 shares under our 1995 Stock Option Plan at a weighted average exercise price of $5.44 per share;

       - 76,981 shares under our 1992 Stock Option Plan at a weighted average exercise price of $3.66 per share;

       - 115,000 shares under our 1995 Directors Stock Option Plan at a weighted average exercise price of $11.72 per share; and

       - 51,223 shares under our Platform Plan at a weighted average exercise price of $0.03 per share.

- a total of 13,279,890 shares available for future issuance under our stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

       The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto included elsewhere in this prospectus. All of the data presented has been adjusted to give effect to the treatment of Vialta as a discontinued operation.

       We derived the selected consolidated statement of operations data for the years ended December 31, 1998, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999 and 2000 from our audited consolidated financial statements appearing elsewhere in this prospectus. We derived the selected consolidated statement of operations data for the years ended December 31, 1996 and 1997 and the selected consolidated balance sheet data as of December 31, 1996, 1997 and 1998 from our audited consolidated financial statements, which are not included in this prospectus. We derived the selected consolidated statement of operations data for the six months ended June 30, 2000 and 2001 and the selected consolidated balance sheet data as of June 30, 2001 from our unaudited consolidated financial statements, appearing elsewhere in this prospectus. We derived the selected consolidated balance sheet data as of June 30, 2000 from our unaudited consolidated financial statements, which are not included in this prospectus. We have prepared the unaudited consolidated financial statements on a basis consistent with the audited consolidated financial statements appearing elsewhere in this prospectus and, in the opinion of management, these statements include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of such data.

                                                                                                             SIX MONTHS ENDED
                                                             FISCAL YEAR ENDED DECEMBER 31,                      JUNE 30,
                                               ---------------------------------------------------------   ---------------------
                                                 1996        1997         1998        1999        2000       2000        2001
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
CONSOLIDATED STATEMENTS OF OPERATIONS:

Net revenues ...............................   $ 226,455   $ 249,517   $ 218,252   $ 310,651   $ 303,436   $ 163,184   $ 115,717
Cost of revenues ...........................     106,818     171,859     182,417     191,529     192,452     102,410      85,576
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
   Gross profit ............................     119,637      77,658      35,835     119,122     110,984      60,774      30,141
   Operating expenses:
     Research and development ..............      20,270      29,471      30,529      36,028      27,832      13,183      14,003
     In-process research and development ...      30,355      22,200          --          --       2,625       2,625          --
     Selling, general and administrative ...      16,814      25,198      36,289      38,558      36,225      18,230      17,583
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating income (loss) ....................      52,198         789     (30,983)     44,536      44,302      26,736      (1,445)
Nonoperating income (loss), net ............       3,241       2,183       1,478       4,666      41,810       1,447     (20,470)
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) before provision for
income taxes ...............................      55,439       2,972     (29,505)     49,202      86,112      28,183     (21,915)
Provision for (benefit from) income taxes ..      33,813      13,838      (1,489)      7,877      22,946       5,181      (8,549)
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income (loss) from continuing
operations .................................   $  21,626   $ (10,866)  $ (28,016)  $  41,325   $  63,166   $  23,002   $ (13,366)
                                               =========   =========   =========   =========   =========   =========   =========
Net income (loss) per share from
continuing operations
   Basic ...................................   $    0.57   $   (0.27)  $   (0.68)  $    1.02   $    1.49   $    0.55   $   (0.32)
                                               =========   =========   =========   =========   =========   =========   =========
   Diluted .................................   $    0.52   $   (0.27)  $   (0.68)  $    0.91   $    1.37   $    0.47   $   (0.32)
                                               =========   =========   =========   =========   =========   =========   =========
Shares used in calculating net income
(loss) per share from continuing
operation
   Basic ...................................      37,702      39,593      40,955      40,640      42,548      42,089      42,371
   Diluted .................................      41,588      39,593      40,955      45,625      45,943      48,524      42,371


                                                                AS OF DECEMBER 31,                     AS OF JUNE 30,
                                              ----------------------------------------------------   -------------------
                                                1996       1997       1998       1999       2000       2000       2001
                                              --------   --------   --------   --------   --------   --------   --------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
investments ...............................   $ 69,204   $ 42,284   $ 82,471   $ 68,687   $ 58,838   $ 77,092   $ 72,567
Working capital, excluding net assets of
  discontinued operation ..................     65,207     74,238     81,124     85,228    138,541    118,724    130,640
Total assets ..............................    211,985    231,654    214,645    266,922    294,391    276,517    235,101
Current liabilities .......................     68,809     60,547     72,573     72,804     73,901     69,428     42,291
Total shareholders' equity ................    143,176    171,107    142,072    183,579    211,429    207,089    183,749

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

       The following discussion of our results of operations and financial condition should be read together with the other financial information and consolidated financial statements and related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a variety of factors including those discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

       We are a leading designer, developer and marketer of highly-integrated digital system processor chips. These chips are the primary processors driving digital video and audio players including DVD, video CD and MP3 players. Our chips use multiple processors and a programmable architecture that enable us to offer a broad array of features and functionality. We believe that multi-featured DVD players will serve as the platform for a digital home system, or DHS, integrating various digital home entertainment and information delivery products into a single box. We are also a supplier of chips for use in modems and similar communication products, and a supplier of PC audio chips. We outsource all of our chip fabrication and assembly as well as the majority of our test operations, allowing us to focus on our design and development strengths.

       In April 2001, our board of directors adopted a plan to distribute all of our shares of Vialta, a developer of a multi-featured DVD player with internet connectivity and other advanced features. The Vialta spin-off was completed on August 21, 2001. Vialta is reported separately as a discontinued operation. See "Recent Developments."

       In February 2000, we acquired NetRidium, a development stage company, for $5.3 million in cash. NetRidium is a developer of broadband communication products enabling high-speed networking over existing phone lines in the home. The acquisition was recorded using the purchase method of accounting and accordingly, the results of operations and cash flows of such acquisition have been included from date of acquisition.

       At the end of 1995, we purchased 16 acres of land in Fremont, California, on which we built our corporate campus. In October 2000, we sold the remaining undeveloped 4.32 acres of this land.

RESULTS OF OPERATIONS

       Our consolidated financial information presents the net effect of the discontinued operation separate from the results of our continuing operations. Historical financial information has been reclassified to present consistently the discontinued operation and the discussion and analysis that follows generally focuses on the continuing operations. Inflation has not had any material impact on our business to date.

       The following table sets forth certain operating data as a percentage of net revenues:

                                                          YEARS ENDED DECEMBER 31,       SIX MONTHS ENDED JUNE 30,
                                                      -------------------------------    -------------------------
                                                      1998         1999         2000         2000         2001
                                                      -----        -----        -----        -----        -----
Net revenues ...................................      100.0%       100.0%       100.0%       100.0%       100.0%
Cost of revenues ...............................       83.6         61.7         63.4         62.8         74.0
                                                      -----        -----        -----        -----        -----
  Gross margin .................................       16.4         38.3         36.6         37.2         26.0
Operating expenses:
  Research and development .....................       14.0         11.6          9.2          8.0         12.1
  In-process research and development ..........         --           --          0.9          1.6           --
  Selling, general and administrative ..........       16.6         12.4         11.9         11.2         15.1
                                                      -----        -----        -----        -----        -----
Operating income (loss) ........................      (14.2)        14.3         14.6         16.4         (1.2)
Non-operating income (loss), net ...............        0.7          1.5         13.8          0.9        (17.7)
                                                      -----        -----        -----        -----        -----
Income (loss) before income taxes ..............      (13.5)        15.8         28.4         17.3        (18.9)
Provision for (benefit from) income taxes ......       (0.7)         2.5          7.6          3.2         (7.3)
                                                      -----        -----        -----        -----        -----
Net income (loss) from continuing operations ...      (12.8)%       13.3%        20.8%        14.1%       (11.6)%
                                                      =====        =====        =====        =====        =====

NET REVENUES

       Net revenues were $163.2 million in the six months ended June 30, 2000 and $115.7 million in the six months ended June 30, 2001, a decrease of 29%. This decrease was primarily due to the continuing softness in the PC marketplace. PC audio revenues were $68.0 million in the six months ended June 30, 2000 and $26.3 million in the six months ended June 30, 2001, a decrease of 61%. Video revenues were $79.0 million in the six months ended June 30, 2000 and $79.3 million in the six months ended June 30, 2001. DVD revenues increased 34% from $18.1 million in the six months ended June 30, 2000 to $24.2 million in the six months ended June 30, 2001, offset by the 10% decrease in video CD revenues from $60.9 million in the six months ended June 30, 2000 to $55.0 million in the six months ended June 30, 2001. International revenues accounted for approximately 91% of net revenues in the six months ended June 30, 2000, and 96% of net revenues for six months ended June 30, 2001.

       Net revenues were $218.3 million in 1998, $310.7 million in 1999 and $303.4 million in 2000. Net revenues increased 42% from 1998 to 1999 primarily from increased video CD chip sales. Net revenues from 1998 to 1999 increased by $17.1 million in our PC audio business, $74.6 million in our video business and $0.7 million in our communication and other businesses. Net revenues decreased 2% from 1999 to 2000 primarily due to the softness in the PC marketplace and a decrease in average selling prices in the PC audio markets, which more than offset the growth in our communication and video business (which consists of both our DVD and video CD products). Net revenues from 1999 to 2000 in our PC audio business decreased by $41.7 million, and increased in our video business by $19.0 million and $15.5 million in our communication and other businesses. We expect our video business will continue to grow as a percentage of our net revenues, while our communication business remains relatively flat and our PC audio business continues to decline. International revenues accounted for approximately 92% of net revenues in 1998, 95% of net revenues in 1999, and 93% of net revenues in 2000. We expect that international sales will continue to remain a high percentage of our net revenues. Our international sales are denominated in U.S. dollars.


                                        PERCENTAGE OF NET REVENUES
                                    YEAR ENDED            SIX MONTHS ENDED
                                   DECEMBER 31,               JUNE 30,
                             ------------------------      --------------
                             1998      1999      2000      2000      2001
                             ----      ----      ----      ----      ----
DVD                            0%        0%       15%       11%       21%
Video CD                      35%       49%       42%       37%       48%
PC Audio                      60%       48%       35%       42%       23%
Communication and Other        5%        3%        8%       10%        8%
                             ---       ---       ---       ---       ---
Total                        100%      100%      100%      100%      100%

GROSS PROFIT

       Gross profit was $60.8 million in the six months ended June 30, 2000 and $30.1 million in the six months ended June 30, 2001, representing corresponding gross margins of 37.2% of net revenues in the six months ended June 30, 2000 and 26.0% of net revenues in the six months ended June 30, 2001. This decrease was primarily due to lower-margin product mix and inventory charges of $4.5 million.

       Gross profit was $35.8 million in 1998, $119.1 million in 1999 and $111.0 million in 2000, representing corresponding gross margins of 16.4% of net revenues in 1998, 38.3% of net revenues in 1999 and 36.6% of net revenues in 2000. The increase in gross margin from 1998 to 1999 was the result of higher-margin product mix and reduced manufacturing cost partially offset by reduced average selling prices. The decrease in gross margin from 1999 to 2000 was primarily due to an increase of $8.9 million in inventory charges in 2000. Excluding the $8.9 million inventory charge, gross margin would have been 39.5% of net revenues in 2000 compared to 38.3% of net revenues in 1999, due to higher-margin product mix partially offset by reduced average selling prices.

       During the quarters ended September 30, 2000 and December 31, 2000, we purchased inventory based on our then current sales forecast and our intent to build up inventory on key products from our foundries due to a forecasted tight wafer capacity. However, during the quarters ended December 31, 2000 and the six months ended June 30, 2001, the overall market for PC audio products declined significantly, and, as a result, the demand for these products did not meet our forecasts resulting in those inventory charges described above.

       As a result of intense competition in our markets, we expect the overall average selling prices for our existing products to decline significantly. We believe that in order to maintain or increase gross profit, we must achieve higher unit volume shipments, reduce costs, add new features and introduce new products.

OPERATING EXPENSES

       Research and development

       Research and development expenses were $13.2 million, or 8.0% of net revenues, in the six months ended June 30, 2000; and $14.0 million, or 12.1% of net revenues, in the six months ended June 30, 2001. The increase in research and development expenses was the result of normal variations in project workload. We expect that research and development will continue to be critical to our business as we introduce new products.

       Research and development expenses were $30.5 million, or 14.0% of net revenues, in 1998; $36.0 million, or 11.6% of net revenues, in 1999; and $27.8 million or 9.2% of net revenues, in 2000. The increase in research and development expenses from 1998 to 1999 was primarily due to increased payroll related expenses, computer-aided design software maintenance and depreciation and amortization. The decrease in research and development expenses from 1999 to 2000 was primarily due to a decrease in internal projects and reimbursement of consulting and other services provided to Vialta.

       Operating expenses in 2000 included an additional $2.6 million for in-process research and development due to the purchase of NetRidium, which is not included in the foregoing research and development expenses.

       Selling, general and administrative

       Selling, general and administrative expenses were essentially flat at $18.2 million in the six months ended June 30, 2000 and $17.6 million in the six months ended June 30, 2001. The relative increase from 11.2% to 15.2% of net revenues was due to the decline in net revenues described above.

       Selling, general and administrative expenses were $36.3 million, or 16.6% of net revenues, in 1998; $38.6 million, or 12.4% of net revenues, in 1999; and $36.2 million, or 11.9% of net revenues, in 2000. The increase in selling, general and administrative expenses from 1998 to 1999 was primarily due to the introduction of a co-operative marketing campaign and legal expenses partially offset by decreases in expenses relating to reserves for accounts receivable. Selling, general and administrative expenses fell from 1999 to 2000. The decrease in selling, general and administrative expenses from 1999 to 2000 resulted primarily from the completion of the co-operative marketing campaign and a decrease in bad debt expenses partially offset by an increase in salary and legal expenses.

NON-OPERATING INCOME (LOSS)

       Net non-operating income (loss) was $1.4 million in the six months ended June 30, 2000 and was ($20.5) million in the six months ended June 30, 2001. In the six months ended June 30, 2000, net non-operating income consisted primarily of $1.0 million of interest income. In the six months ended June 30, 2001, net loss consisted primarily of a $21.2 million loss from the sale of 565,178 shares of Cisco Systems stock in June, partially offset by $0.6 million of interest income.

       Net non-operating income was $1.5 million in 1998, $4.7 million in 1999 and $41.8 million in 2000. In 1998 and 1999, net non-operating income consisted of interest income. In 2000, net non-operating income consisted primarily of a pretax gain of $35.0 million on our exchange of preferred stock in Komodo Technology, a development stage company, for restricted shares of common stock of Cisco Systems in September 2000, in addition to a $3.9 million gain from the sale of land and property, plant and equipment, and $2.4 million of net interest income on cash, cash equivalents and short-term investments.


INCOME TAXES

       During the fourth quarter of 1997, we established a wholly owned foreign subsidiary in the Cayman Islands, British West Indies, which has reduced our effective tax rate.

       Excluding the effect of the loss on the Cisco Systems shares, our effective tax rate was 18% in the six months ended June 30, 2000 and 10% in the six months ended June 30, 2001. These tax rates were lower than the combined federal and state statutory rate of 41% as a result of the lower foreign tax rate on earnings from our foreign subsidiaries that was considered to be permanently reinvested.

       Our effective tax rate was (5%) in 1998, 16% in 1999 and 27% in 2000. The reported tax benefit in 1998 of 5% of pre-tax losses is below the combined federal and state statutory tax rate because we had a net operating loss. The reported tax provision in 1999 of pre-tax income is below the combined federal and state statutory rate as a result of the lower foreign tax rate on earnings from our foreign subsidiary that was considered to be permanently reinvested. Our effective tax rate, excluding the provision taken on the gain on the exchange of Komodo shares for Cisco Systems shares, was 17% in 2000. The gain on Komodo was taxed at 40%, which netted a $21.0 million gain after tax. The tax rate in 2000 of 27% was lower than the combined federal and state statutory rate as a result of the lower foreign tax rate on earnings from our foreign subsidiary that was considered to be permanently reinvested.


NET INCOME (LOSS) FROM CONTINUING OPERATIONS

       Net income (loss) from continuing operations was $23.0 million in the six months ended June 30, 2000 and ($13.4) million in the six months ended June 30, 2001. The loss during the six months ended June 30, 2001 compared to net income for the six months ended June 30, 2000 was primarily due to the $21.2 million loss incurred on sale of investment, the significant decrease in net revenues and lower-margin product mix.

       Net income (loss) from continuing operations was ($28.0) million in 1998, $41.3 million in 1999 and $63.2 million in 2000. The increased net income from continuing operations during 1999 compared to 1998 was primarily due to significant increase in revenues and gross margin as a result of higher-margin product mix in 1999. The increased net income from continuing operations during 2000 compared to 1999 was primarily due to the $35.0 million gain on the Komodo investment and offset by an increase in inventory charges.


NET LOSS FROM DISCONTINUED OPERATION

       Net loss from the discontinued operation was $5.8 million in the six months ended June 30, 2000 and $17.5 million in the six months ended June 30, 2001. The increased net loss from discontinued operation during the six months ended June 30, 2001 compared to the six months ended June 30, 2000 was primarily due to the $13.3 million loss from disposal of discontinued operation recorded in the first quarter of 2001 for the estimated spin-off cost and anticipated losses, net of minority interest, from operating the Vialta business between April 1, 2001 and the estimated completion date for the spin-off, which was completed earlier than estimated on August 21, 2001.

       Net loss from the discontinued operation was zero in 1998, $1.2 million in 1999 and $14.9 million in 2000. The increased loss from the discontinued operation during 2000 compared to 1999 was due to additional costs and expenses related to product development, expansion of operations and marketing activities of Vialta.

EIGHT QUARTERS ENDED JUNE 30, 2001

       The following table sets forth our statement of operations data for each of the eight quarters ended June 30, 2001. All of the data presented has been adjusted to give effect to the treatment of Vialta as a discontinued operation. We believe that going forward we will be more seasonal, depending on the timing of customer orders and demand for the holiday season, which typically occur during the third and fourth quarters. The operating results for any quarter are not necessarily indicative of results for any future period.

                                             SEPT. 30,  DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,  DEC. 31,   MAR. 31,   JUNE 30,
                                               1999       1999       2000       2000       2000       2000       2001       2001
                                             --------   --------   --------   --------   --------   --------   --------   --------
                                                                        (unaudited, in thousands)
Net revenues ..............................  $ 75,400   $ 88,728   $ 83,597   $ 79,587   $ 87,714   $ 52,538   $ 50,808   $ 64,909
Cost of revenues ..........................    46,949     55,660     53,114     49,296     52,521     37,521     39,606     45,970
                                             --------   --------   --------   --------   --------   --------   --------   --------
Gross profit ..............................    28,451     33,068     30,483     30,291     35,193     15,017     11,202     18,939

Operating expenses:
   Research and development ...............     9,279      9,082      4,854      8,328      7,111      7,539      6,411      7,592
   In-process research and development ....        --         --      2,625         --         --         --         --         --
   Selling, general and administrative ....    10,543     10,151      8,592      9,638     10,946      7,049      8,666      8,917
                                             --------   --------   --------   --------   --------   --------   --------   --------
Operating income (loss) ...................     8,629     13,835     14,412     12,325     17,136        429     (3,875)     2,430

Non-operating income (loss), net ..........     1,202      1,254        928        518     36,576      3,788        325    (20,795)
                                             --------   --------   --------   --------   --------   --------   --------   --------
Income (loss) before income taxes .........     9,831     15,089     15,340     12,843     53,712      4,217     (3,550)   (18,365)
Provision for (benefit from) income
taxes .....................................     1,542      2,667      3,054      2,127     17,183        582       (382)    (8,167)
                                             --------   --------   --------   --------   --------   --------   --------   --------
Net income (loss) from continuing
operations ................................  $  8,289   $ 12,422   $ 12,286  $  10,716   $ 36,529   $  3,635   $ (3,168)  $(10,198)
                                             ========   ========   ========   ========   ========   ========   ========   ========



LIQUIDITY AND CAPITAL RESOURCES

       Since inception, we have financed our cash requirements from cash generated by operations, the sale of equity securities, bank lines of credit and short-term and long-term debt. At June 30, 2001, we had cash, cash equivalents and short-term investments of $72.6 million and working capital (excluding net assets of the discontinued operation) of $130.6 million. At June 30, 2001, we had a $15.0 million unsecured line of credit, which expires on October 1, 2001. We expect to be able to renew this line of credit prior to expiration. This line of credit requires us to maintain certain financial ratios and operating results. On September 5, 2001, we were in compliance with these borrowing criteria. There were no borrowings under the line of credit at September 5, 2001.

       In the six months ended June 30, 2001, we generated $33.5 million of cash from operating activities. This amount resulted primarily from the decrease in inventories of $38.4 million and accounts receivable of $14.4 million, offset by the decrease in accounts payable and accrued expenses of $31.9 million and current year net loss before non-cash charges (consisting of loss from discontinued operation, depreciation and amortization and loss from sale of Cisco shares) of $16.0 million. We generated $3.4 million of cash from investing activities, as a result of receiving $6.7 million from the net sale of investments, offset by using $3.5 million for the net acquisition of property, plant and equipment and the acquisition of SAS Corporation. We used $2.6 million of cash in financing activities, as a result of using $3.7 million to repurchase shares of our common stock offset by the receipt of $1.1 million from the issuance of common stock under employee stock plans.


       In 2000, we used $11.1 million of cash in operating activities. This amount resulted primarily from the increase in our inventories of $56.6 million and accounts receivable of $17.5 million, offset by the increase in income tax related liabilities of $15.7 million and the current year net income before non-cash charges (loss from discontinued operations, deprecation and amortization) of $85.4 million. We generated $14.1 million of cash from investing activities, which mainly resulted from our net sales of investments of $17.1 million, partially offset by the acquisition of property, plant and equipment and the acquisition of NetRidium. We used $17.7 million of cash in financing activities, which resulted primarily from using $27.8 million to repurchase shares of our common stock, which was partially offset by issuance of common stock under employee stock option plans.

       In 1999, we generated $61.6 million of cash from operating activities. This amount resulted from current year net income before non-cash charges of $58.8 million, increase in accounts payable and accrued expenses of $13.6 million, offset by an increase of current assets net of liabilities of $2.8 million. We used $85.9 million of cash in investing activities, which resulted primarily from using $62.0 million to purchase shares of Vialta preferred stock, using $11.5 million to buy property, plant and equipment and using $14.6 million for the net purchase of short-term investment. We used $1.0 million of cash for financing activities.

       In 1998, we generated $31.9 million of cash from operating activities. This was primarily due to the decrease in current assets net of current liabilities of $46.5 million, offset by the current year operating loss before non-cash charges of $14.9 million. We generated $7.9 million of cash from investing activities as a result of receiving $22.4 million from the sale of a joint venture investment, offset by using $12.3 million to buy property, plant and equipment. We used $1.8 million of cash in financing activities as a result of using $2.8 million to repurchase shares of our common stock, offset by $1.0 million from the issuance of common stock under employee stock option plans.

       We believe that our existing cash and cash equivalents as of June 30, 2001 together with short-term investments, the cash generated from operations, available borrowings under our line of credit and other financing options, will be sufficient to fund acquisitions of property and equipment and provide adequate working capital through at least the next twelve months. Capital expenditures for the next twelve months are anticipated to be approximately $3.1 million. We may also use cash to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we may evaluate potential acquisitions of or investment in such businesses, products or technologies owned by third parties. We may need to obtain additional funding as a result of such activities.

                               RECENT DEVELOPMENTS

       In early 1999, we began development of our own multi-featured DVD player with internet connectivity and other advanced features as part of a strategy to promote new applications for our multi-functional DVD chips. To fund development of this new product line, we formed Vialta as a subsidiary in April 1999 and sold a minority interest in Vialta to a limited number of private investors, including members of our management team. Our board of directors determined that it was in the best interests of our shareholders to spin-off our remaining equity interest in Vialta to our shareholders in order to separate the two companies and permit Vialta to compete with our customers as a stand-alone entity, among other reasons. As part of the spin-off, we have entered into a chip supply agreement with Vialta.

       Vialta was a development stage subsidiary that incurred operating losses from inception. Since Vialta was a majority owned subsidiary, we had to consolidate our share of Vialta losses with our results for financial reporting purposes. On April 21, 2001, our board of directors adopted a plan to distribute all of our shares of Vialta to our shareholders. The shares of Vialta were distributed on August 21, 2001. Therefore, throughout this prospectus Vialta's results have been reclassified and reported separately as a discontinued operation for all relevant periods presented in our financial statements.

       Because Vialta is a competitor to our DVD chip customers, we also expect to benefit from improved customer relations following complete separation of the two companies. In addition, running a development stage company like Vialta placed a considerable strain on our management team and diverted their attention. We expect to benefit from our management team's renewed focus on our semiconductor chip business following the Vialta spin-off.

                                    BUSINESS

       We are a leading designer, developer and marketer of highly-integrated digital system processor chips. These chips are the primary processors driving digital video and audio players including DVD, video CD and MP3 players. Our chips use multiple processors and a programmable architecture that enable us to offer a broad array of features and functionality. We believe that multi-featured DVD players will serve as a platform for the digital home system, or DHS, integrating various digital home entertainment and information delivery products into a single box. We are also a supplier of chips for use in modems and similar communication products, and a supplier of PC audio chips. We outsource all of our chip fabrication and assembly as well as the majority of our test operations, allowing us to focus on our design and development strengths.

INDUSTRY BACKGROUND

       From large screen televisions to VCRs to DVD players, technology continues to improve the home entertainment experience. Technology advancements have enhanced the clarity, color, sound, functionality and convenience of television home entertainment. In particular, the transition from analog to digital formats has allowed audio and video data to be compressed with little or no perceptible image degradation, improving storage and transmission efficiency. Digital formats provide users with several benefits, including random access to data, superior editing capabilities and enhanced security features such as protection against unauthorized copying. The development of digital media has created markets for new products such as video CD and DVD players. As digital processing and transmission technology improves, we believe additional home entertainment products will continue to be introduced.

       Some of the more significant digital home entertainment products include:

       - DVD PLAYERS. DVD players provide significantly higher quality playback than is possible with VCR or video CD technology through the use of MPEG-2 video compression and high quality digital compression audio technology. Worldwide sales of DVD players are expected to grow from 18 million units in 2000 to 60 million units in 2004, according to industry forecasts published in December 2000. We expect to benefit from this growth in demand.

       - VIDEO CD PLAYERS. Video CD players are music CD players that have been modified to display video on a television and typically sell for less than $100. Video CD offers quality comparable to VCRs, but is limited to 73 minutes of video information, using an MPEG format standard for compression. The video CD market is divided into the standard video CD, or VCD, and the subsequently developed super video CD, or SVCD. VCD is popular in many developing countries while SVCD is almost exclusively sold in China. The worldwide demand for VCD players are expected to be 30 million units in 2001, according to industry forecasts published in June 2001. We are currently the leading supplier of video CD processor chips.

       - DIGITAL SET-TOP BOX (STB) AND DIGITAL VIDEO RECORDER (DVR). Digital STBs enable subscriber-based digital television through cable, terrestrial broadcast, digital subscriber line (DSL) and satellite transmissions. DVRs provide local storage similar to a VCR and enable storage and playback of live video streams on a real-time basis. Industry analysts expect that digital STB manufacturers will incorporate DVR capabilities to enhance their functionality. According to industry forecasts published in December 2000, the worldwide demand for digital STBs is expected to grow from 60 million units in 2000 to 257 million units in 2004. We do not currently supply chips to the STB market.

       - DIGITAL AUDIO SYSTEMS. Digital audio systems can include multi-channel surround sound products with movie theater quality sound systems, compressed audio (such as MP3) players and digital audio (such as music CD) players. Our chips incorporate these digital audio systems as components of a home entertainment system.

       The television, telephone and PC have emerged as the three principal home systems that manage digital entertainment and information. The television and the PC are the principal devices for viewing and manipulating digital content. Set-top boxes, DVD players and game consoles, are emerging as the principal platforms for viewing home entertainment, while PCs remain the principle platform for storing data and accessing the internet.

       Increasing advances in semiconductor technology are allowing digital products to converge, resulting in cost savings and added convenience for consumers. For example, CD players were initially developed to play audio content in the CD format only. Then, DVD players were introduced, combining video with the CD audio format. Now, additional audio formats, such as MP3 and other features are being added. Consumers can currently buy separate set-top boxes that provide internet connectivity, separate digital video recorders as well as boxes that deliver digital programming. In the future, all of these features and functions may become available through a single DVD platform. At the same time, advances in communication devices allow better distribution of information and home entertainment content to the home and within the home, and provide opportunities for further development of multimedia products.

       As digital home entertainment systems converge and become increasingly complex, makers of these systems increasingly require sophisticated semiconductor chips that are multi-featured, adaptable and cost-effective. Companies, such as ESS, that provide a highly-integrated chip with multiple processors and a programmable architecture to address the needs of the latest digital home system products, are well placed to benefit from the growth in this market.

OUR SOLUTION

       We are a leading designer, developer and marketer of highly-integrated digital system processor chips. These chips are the primary processors driving multi-featured DVD products that play DVD, CD, MP3, full-featured karaoke and other audio and video formats through home entertainment systems. Our DVD chips support high quality video formats such as Progressive Scan, and high quality audio formats, including Dolby Digital, DTS Surround, DVD audio and Sony's SACD audio. Our DVD chips also allow consumers to browse the internet and view digital photo CDs on their television. Our chips use multiple processors and a programmable architecture that enable us to offer a broad array of features and functionality. We believe that multi-featured DVD players will serve as the platform for a digital home system, or DHS, integrating various digital home entertainment and information delivery products into a single box. We are also a supplier of chips for use in video CD players, MP3 players, modems and similar communication products, and we are a supplier of PC audio chips.

       We believe we have the following competitive advantages:

       - our highly programmable chips are more flexible allowing us to efficiently add new capabilities that address advances in home entertainment technologies and enable our customers to accelerate their time to market;

       - our DVD chips offer a broad array of advanced features and functionality;

       - our large workforce of engineers (approximately 60% of our workforce) is continually developing sophisticated solutions to our customer's evolving needs using our chips;

       - we have approximately 100 sales and support personnel worldwide delivering outstanding customer service;

       - we work closely with our customers to develop cost-effective design solutions incorporating our high-functionality chips that enable our customers to lower their total manufacturing cost; and

       - our longstanding strategic relationships in China position us to capture additional business as consumer electronics manufacturing increasingly migrates to China.

OUR STRATEGY

       Our objective is to become the leading supplier of system processor chips for the digital home system, or DHS, based on a DVD platform. To achieve our objective, we are pursuing the following strategies:

       LEVERAGE OUR PROPRIETARY TECHNOLOGY. Our chips are based on a programmable architecture that uses multiple processors working independently, which provides us with several advantages:

       - Multiple Processors. We believe our design approach of using multiple processors allows us to provide efficient, cost-effective solutions for our customers. We believe this design approach will allow us to develop an entire digital home entertainment system processor on a single chip.

       - Highly Programmable Chips. Our highly programmable chips enable us to add or modify features more quickly than competitors whose chips are less programmable. In the past we have successfully added significant features such as MP3 and Kodak picture CD formats through software enhancements without requiring hardware redesign and refabrication. This programmability also enables us to tailor our chips to meet our customers' specific needs by making minor modifications that allow our customers to enhance features and improve time-to-market with new products.

       DEVELOP THE NEXT GENERATION SYSTEM PROCESSOR CHIP FOR THE DHS. We are developing the next generation DVD chip that will incorporate many new advanced capabilities. We are designing this chip with a third independent processor to enable us to support the following standard operating systems: Linux, PocketPC (formerly WinCE) and VxWorks. By supporting standard operating systems, we can leverage third party software applications, such as standard web browsers, and third party software drivers to support printers, digital cameras and other consumer electronics products.

       The following diagram illustrates our proposed DHS platform, which enables the convergence of various digital home entertainment and information delivery products into a single box.

       [DIAGRAM]

       OFFER A LOW-COST TOTAL SOLUTION. Our engineers have significant system design expertise at the consumer product level. We design our chips to either work with lower-cost components or to decrease the number of components in our customers' products to lower their total manufacturing cost. We work in close collaboration with our customers in their product development process. By helping our customers design their products using our chips, we can lower their total manufacturing costs. We believe this approach enables us to provide our customers with a low-cost total solution.

       LEVERAGE OUR RELATIONSHIPS WITH LOW-COST MANUFACTURERS TO CAPTURE ADDITIONAL WORLDWIDE MARKET SHARE. We believe that consumer electronics companies will continue to move contract manufacturing to lower-cost manufacturers located in China. We are a leading supplier of video system processor chips to original equipment manufacturers, or OEMs, located in China. Our customers in China manufacture and sell DVD and video CD players both as contract manufacturers for well known brand labels and under their own brands. We believe we can leverage our position in China to gain design wins with additional key consumer electronics companies as they migrate their manufacturing to China.

       EXPAND RELATIONSHIPS WITH LEADING CONSUMER ELECTRONICS COMPANIES. We are increasing our sales efforts to, and actively pursuing key design wins with, leading consumer electronics companies located in Asia, Europe and South America. In addition, we are in the process of establishing a sales and support office in Japan.

       DEVELOP OR ACQUIRE ADDITIONAL TECHNOLOGIES. Over 60% of our employees are engineers, two-thirds of which are software engineers. We have a diversified base of technologies and a strong track record for developing new technologies in-house. We have in the past acquired and will continue to consider acquiring complementary technology or product lines to enhance our own product offerings and to accelerate our time to market.

PRODUCTS

       We offer a broad array of DVD chips, video CD chips, communication chips and PC audio chips.

       DVD CHIPS. Our customers can choose from a variety of DVD chips with various feature combinations and price points. We provide highly-integrated chips using multiple processors and a programmable architecture that enables us to offer a broad array of features and functionality. At the high end, our DVD chips enable consumers to play DVD, CD, MP3, full-featured karaoke and other audio and video formats through their home entertainment systems and to browse the internet and view digital photo CDs on their television. Our DVD chips support high quality video formats such as Progressive Scan, and high quality audio formats, including Dolby Digital, DTS Surround, DVD audio and Sony's SACD audio. These chips can also be used as the primary processor in MP3 players.

       VIDEO CD CHIPS. Our customers can choose from a variety of video CD and super video CD chip products, each with various feature combinations and price points. Our video CD chips include an MPEG-1 video and audio system decoder. They deliver full-screen, full-motion video at 30 frames per second with selectable CD-quality audio. Our super video CD chips include MPEG-2 video and MPEG-1 audio system decoders. The video quality of super video CD is roughly comparable to that of a high-quality VCR, and video CDs have slightly lower quality video. These chips are used in relatively low-cost video players that are sold primarily in China, Malaysia, India and other emerging markets.

       COMMUNICATION CHIPS. Internet-related applications, such as voice e-mail, internet radio, audio home pages and news-on-demand, are increasing the demand for integrated audio and computer fax/modem/network functions on the PC. Our communication products enable PC manufacturers to provide fax/modem/network capabilities to add-on cards and directly onto the motherboards of desktops and notebook PCs. We provide a full line of modem chips that are compliant with current worldwide modem standards and have various feature combinations and price points.

       PC AUDIO CHIPS. Our PC audio chips enable PC manufacturers to provide audio capabilities on add-in sound cards and directly on the motherboards of desktop and notebook computers. We were a pioneer in this market, offering the first single-chip PC audio solution with high-quality sound reproduction. We provide a full line of PC audio chips with various feature combinations and price points, but we are no longer emphasizing this business and expect that sales of PC audio chips will continue to decline.

TECHNOLOGY AND RESEARCH AND DEVELOPMENT

       Our DVD chips incorporate a digital signal processor (DSP) and a reduced instruction set computer processor (RISC). The two processors work asynchronously on separate tasks, which allows us to build a highly-integrated chip. We believe this architecture will enable us to efficiently add many additional features and functionality to our DVD chips as we pursue our overall DHS strategy.

       We are developing the next generation DVD chip that will incorporate many new advanced capabilities. We are designing this chip with a third independent processor to enable us to support the following standard operating systems:
Linux, PocketPC (formerly WinCE) and VxWorks. By supporting standard operating systems, we can leverage third party software applications, such as standard web browsers, and third party software drivers to support printers, digital cameras and other consumer electronics products.

       We must continually design, develop and introduce new products that take advantage of market opportunities and address emerging technical standards. We intend to leverage our base of design expertise, analog, digital and mixed-signal design capabilities and process technologies, and software and systems expertise to continue to develop audio, video and communication solutions for the consumer electronics marketplace.

       Our design environment is based on workstations, dedicated product simulators, system simulation with hardware and software modeling, and a high-level, design-description language. We invest regularly in new advanced equipment and software tools and we intend to maintain and enhance our library of core cells.

       As of September 5, 2001, we had a staff of approximately 207 research and development personnel, 175 in the United States, 18 in Asia and 14 in Canada. In addition, we have, in the past, engaged outside developers to develop certain technologies to our specifications and we intend to continue to use outside developers in the future. On research and development activities, we spent approximately $30.5 million during 1998, $36.0 million during 1999, $27.8 million during 2000, excluding a one-time pre and post-tax charge of $2.6 million related to acquired research and development in-process from the acquisition of NetRidium Communications, Inc. in the first quarter of 2000 and $14.0 million during the six months ended June 30, 2001.

CUSTOMERS

       We sell our chips to distributors and OEMs of DVD, video CD, MP3, modem and PC products. Our customers manufacture and sell these products both as contract manufacturers for well known brand labels and under their own brands. As a result, our chips can be found in a diverse array of DVD, video CD and PC products on store shelves in the United States, Asia and Europe. For example, our chips can be found in certain branded DVD players, such as Sharp, RCA, GE and Toshiba, as well as in lower-cost DVD players.

       A limited number of customers have accounted for a substantial portion of our net revenues. Sales to our top five customers, including sales to distributors, accounted for approximately 54% of our net revenues in 1998, 53% of our net revenues in 1999, 56% of our net revenues in 2000, and 69% of our net revenues in the six months ended June 30, 2001. In 1998, Dynax Electronics accounted for approximately 16% or our net revenues and Digital AV (formerly Shinco) accounted for approximately 15% of our net revenues. In 1999, Dynax Electronics accounted for approximately 22% of our net revenues and Digital AV accounted for approximately 13% of our net revenues. In 2000, Dynax Electronics accounted for approximately 35% of our net revenues and Digital AV accounted for approximately 10% of our net revenues. In the six months ended June 30, 2001, Dynax Electronics accounted for approximately 51% of our net revenues. We expect that a limited number of customers may account for a substantial portion of our net revenues for the foreseeable future.

SALES AND DISTRIBUTION

       We market our products worldwide through our direct sales force, distributors and sales representatives. We have sales and support offices in the United States, China and in several other countries. We are currently in the process of opening a sales and support office in Japan.

       We believe customer service and technical support are important competitive factors in selling to major customers. Sales representatives and distributors supplement our efforts by providing additional customer service at the local level. We believe close contact with our customers not only improves the customer's level of satisfaction, but also provides important insight into future market direction.

       International sales comprised approximately 92% of our net revenues in 1998, 95% of our net revenues in 1999, 93% of our net revenues in 2000 and 96% of our net revenues in the six months ended June 30, 2001. Our international revenues in 1998, 1999, 2000 and the six months ended June 30, 2001 were derived primarily from Asian customers who manufacture DVD, video CD communications and PC products. Companies in Asia manufacture a large percentage of the worldwide supply of these products. We have direct sales personnel and technical staff located in Hong Kong and Taiwan, where a significant portion of our sales were derived. Our products are also sold internationally through distributors and sales representatives located in Japan, China, Korea and Singapore. Our sales representatives and distributors are not subject to minimum purchase requirements and can discontinue marketing any of our products at any time. In addition, our distributors typically have rights of return for unsold product and rights to pricing allowances to compensate for rapid, unexpected price changes.

       Our products are generally sold pursuant to standard purchase orders, which are frequently revised to reflect changes in the customer's requirements. Product deliveries are scheduled when we receive purchase orders. Generally, these purchase orders allow customers to reschedule delivery dates and cancel purchase orders without significant penalties. For these reasons, we believe that our backlog, while useful for scheduling production, is not necessarily a reliable indicator of revenues.

MANUFACTURING

       We contract with third parties for all of our fabrication and assembly as well as the majority of our test operations. This manufacturing strategy enables us to focus on our design and development strengths, minimize fixed costs and capital expenditures and gain access to advanced manufacturing capabilities. Semiconductor manufacturing consists of foundry activity where wafer fabrication takes place, as well as chip assembly and testing activities. We use two independent foundries that use advanced manufacturing technologies to fabricate our chips. Substantially all of our products are manufactured by Taiwan Semiconductor Manufacturing Company, or TSMC, which has manufactured products for us since 1989, and by United Microelectronics Corporation, or UMC, which is also located in Taiwan. Most of our products are currently fabricated using both mixed-signal and logic CMOS 0.35 to 0.22 micron process technologies.

       After wafer fabrication by the foundry, all of our semiconductor products are assembled and tested by third-party vendors, primarily Advanced Semiconductor Engineering, Orient Semiconductor Electronics, or OSE, and Sampo Semiconductor in Taiwan. We have internally designed and developed our own test software and certain test equipment, which are provided to our test vendors.

COMPETITION

       Our markets are intensely competitive and are characterized by rapid technological change, price reductions and rapid product obsolescence. Competition typically occurs at the design stage, where the customer evaluates alternative design approaches that require integrated circuits. Because of shortened product life cycles, there are frequent design win competitions for next-generation systems. We expect competition to remain intense from existing competitors and from companies that may enter our existing or future markets. In general, product prices in the semiconductor industry have decreased over the life of a particular product. The markets for most of the applications for our products are characterized by intense price competition. As the markets for our products mature and competition increases, we anticipate that prices for our products will continue to decline.

       Our existing and potential competitors consist principally of large domestic and international companies that have substantially greater financial, manufacturing, technical, marketing, distribution and other resources, greater intellectual property rights, broader product lines and longer-standing relationships with customers than we have. Our competitors also include a number of smaller and emerging companies.

       Our principal competitors include LSI Logic, Zoran and Cirrus Logic. In addition, we expect that the DVD platform for the digital home system will face competition from other platforms including set-top-boxes, as well as multi-function game boxes. Some of our competitors may supply chips for multiple platforms, such as LSI Logic and STMicroelectronics, which make chips for both DVD players and set-top-boxes.

       Many of our current and potential competitors have longer operating histories as well as greater name recognition than we have. Any of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products than we can.

       In addition, as the market for the digital home system develops, a number of companies with significantly greater resources than us could attempt to increase their presence in the market by acquiring or forming strategic alliances with our competitors resulting in increased competition to us. For example, LSI Logic recently acquired C-Cube Microsystems and Cirrus Logic recently acquired LuxSonor Semiconductors.

PROPRIETARY TECHNOLOGY

       We rely on a combination of patents, trademarks, copyrights, trade secret laws and confidentiality procedures to protect our intellectual property rights. As of September 5, 2001, we had 11 patents granted in the United States, which are going to expire over time commencing in 2011 and ending in 2018. In addition, as of September 5, 2001 we had 11 corresponding foreign patents, which are going to expire over time commencing in 2002 (two audio-related Japanese patents will expire in 2002) and ending in 2015. We have several patent applications pending and we have a continuous program and intent to seek further U.S. and international patents on our technology whenever possible.

       We have created significant intellectual property in our software programs that run on our chips. We protect this software as a trade secret.

       The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. As of September 5, 2001, there were several intellectual property litigation matters pending against us which we are vigorously defending and believe will not have a material adverse effect on our business.

       We currently license certain of the technology we use in our products, and we expect to continue to do so in the future. We have, in the past, granted limited licenses to certain of our technology, some of which have expired. We have not derived material revenues from these licenses in recent periods.

EMPLOYEES

       As of September 5, 2001, we had approximately 503 full-time employees, including 207 in research and development, 166 in marketing, sales and support, and 130 in operations, finance and administration. Over 60% of our employees are engineers, of which two-thirds are software engineers. Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, particularly highly-skilled semiconductor design personnel and software engineers involved in new product development, for whom competition can be intense, particularly in the Silicon Valley. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe our relationship with our employees is good.

LEGAL PROCEEDINGS

       On April 9, 1999, we filed a complaint in the U.S. District Court for the Northern District of California, No. C-99 20292 RMW, against PC-Tel, Inc., alleging violations of the antitrust laws and other claims relating to PC-Tel's failure to provide a license to us covering certain patents that PC-Tel maintains are essential to the manufacture and sale of modems. Among other things, the complaint alleges that through its relationship with an industry standards organization, PC-Tel has an obligation to offer to license such patents to anyone on a reasonable and non-discriminating basis, and that it has failed to do this with respect to us. On August 7, 2000, PC-Tel filed an answer and cross-complaint alleging infringement of such patents, and in an amended cross-complaint filed October 4, 2000 it has asserted infringement of three additional patents. The cross-complaint seeks unspecified damages and includes claims of willful infringement and also seeks an injunction against the Company's future sale of modems violating PC-Tel's alleged patent rights. The case is in the early discovery stage and has not been set for trial. The Company intends to vigorously defend this action and the related International Trade Commission action described below filed by PC-Tel. While the Company is unable to predict the ultimate outcome of the litigation, the Company believes that, in light of its reserves and the shift of its primary focus to the consumer digital video market, these actions will not materially and adversely affect the Company's financial position.

       On September 15, 2000, we were named, along with another respondent, in a complaint filed by PC-Tel with the International Trade Commission, or ITC, requesting exclusion orders and other relief directed at products imported into the United States that contain our modem products alleged to infringe two of the patents which also have been asserted in the district court action, but which are described by PC-Tel as not essential to the manufacture and sale of modems pursuant to industry standards. On October 18, 2000, the ITC initiated an investigation into the matter. A hearing took place from July 17, 2001 to July 27, 2001, at which both parties presented evidence to the ITC. The parties submitted post-hearing briefs on August 14, 2001 and closing arguments will be made on September 12, 2001. The initial determination of the investigation by the judge will be available on or before October 18, 2001.

       On March 12, 2001, we filed a complaint in the U.S. District Court for the Northern District of California, Case No. C01-20208, against Brent Townsend alleging unfair competition and various violations of the Sherman Act relating to monopolization and antitrust. Our complaint seeks specific performance of contractual obligations and declarations of patent misuse, unenforceability, and estoppels against asserting patent rights. All of the claims relate to the refusal of Townsend to provide us with a license on reasonable and nondiscriminatory terms, as is required by applicable standards. The license and patent issue relate to the manufacture and sale of high-speed modems. We believe that the license terms offered are unreasonable and discriminatory, and we will vigorously pursue this litigation. Townsend has yet to answer the complaint, and no trial date has been set.



FACILITIES

       We own nearly 12 acres of land in Fremont, California, on which we built our two-story, 93,000 square-foot corporate headquarters as well as a 77,000 square-foot building next to our corporate headquarters, which we are currently leasing to Vialta. In addition we own an adjacent 11,000 square-foot dormitory building used to house visitors and guest workers. We also maintain leased office space in various locations. We believe our existing facilities are adequate to meet our current requirements.

                                   MANAGEMENT

       Our executive officers and directors and their ages as of September 5, 2001 are as follows:

NAME                               AGE    POSITION(s)
----                               ---    -----------
Fred S.L. Chan.............        54     Chairman of the Board of Directors
Robert L. Blair(1).........        53     President, Chief Executive Officer and Director
James B. Boyd..............        48     Chief Financial Officer and Assistant Secretary
Frank Effler, Jr...........        54     Vice President of Worldwide Sales
William K. Wong............        53     Vice President of Marketing
Annie M.H. Chan............        48     Director
Peter T. Mok(2)(3)(4)......        48     Director
Dominic Ng(2)..............        42     Director
David S. Lee(2)(3)(4)......        64     Director

--------------

(1) Member of the Option Grant Committee of the Board
(2) Member of the Audit Committee of the Board
(3) Member of the Compensation Committee of the Board
(4) Member of the Nominating Committee of the Board

       Fred S.L. Chan has been a director since January 1986 and has served as Chairman of the Board since October 1992. Mr. Chan is the Chairman of the Board for Vialta, Inc. and has served in that capacity since September 1999. Mr. Chan served as President and Chief Executive Officer of Vialta from September 1999 to August 2001. Mr. Chan served as our President from November 1985 until October 1996 and from February 1997 to September 1999. He served as our Chief Executive Officer from June 1994 until September 1999. Mr. Chan served as our Chief Financial Officer from October 1992 to May 1995. From 1984 to 1985, Mr. Chan was founder, President and Chief Executive Officer of AC Design, Inc., a VLSI chip design center providing computer aided design (CAD), engineering and other design services. From 1982 to 1984, he was co-founder, President and Chief Executive Officer of CADCAM Technology, Inc., a company in the business of computer aided engineering (CAE) systems development. Mr. Chan holds B.S.E.E. and M.S.C. degrees from the University of Hawaii. Mr. Chan is the spouse of Annie M.H. Chan, another of our directors.

       Robert L. Blair has been our President and Chief Executive Officer since September 1999. Mr. Blair was elected as a director in 1999. Mr. Blair served as our Executive Vice President of Operations from April 1997 to September 1999. From December 1994 to March 1997, he was our Vice President of Operations. From December 1991 to November 1994, he was Senior Vice President of Operations (Software Packaging & Printing Division) of Logistix Corporation, a software turn-key company, and from 1989 to November 1991, he was Vice President and co-owner of Rock Canyon Investments, a real estate development-planning firm in California. From 1986 to 1989, he held various positions at Xidex Corporation, a computer diskette manufacturer, including President/General Manager, and at XEMAG, a division of Xidex Corporation. From 1973 to 1986, he held several positions including Vice President, High Reliability Operations at Precision Monolithics, Inc.

       James B. Boyd was appointed Chief Financial Officer in August 2000. Mr. Boyd was also elected as Assistant Secretary in August 2000. Prior to joining ESS, Mr. Boyd served from March 1998 until July 2000 as Chief Financial Officer of Gatefield Corporation, a Fremont-based manufacturer of field programmable electronic circuits used in PCs and consumer electronics. From August of 1997 until January of 1998, he was Chief Financial Officer of AirMedia, a developer of wireless communications software and from March of 1996 until August of 1997, he was Corporate Controller at Farallon Communications. He has also held senior management positions with Fritz Companies, GTE Sprint Communications and Southern Pacific Companies. Mr. Boyd holds a B.S. degree in accounting and an MBA in finance from the University of Wisconsin -- Madison, and a J.D. from Golden Gate University.

       Frank Effler, Jr. was promoted to Vice President of Worldwide Sales in January 2001. Mr. Effler was our Vice President of Sales and Marketing -- PC Products from April 1998 until January 2001. From October 1993 to March 1998, he was Director of Sales and Marketing, Flat Panel Display Division at Hitachi America, Ltd. From April 1992 to September 1993, he was Area Sales Manager of the western United States at Hitachi America Ltd. From 1988 to 1992, he was a regional sales manager for Toshiba America Electronic Components. Mr. Effler holds a B.A. degree from California State University at Northridge.

       William K. Wong was appointed Vice President of Marketing in January 2001. From April 2000 to January 2001, he was Vice President of Marketing at Synaptics. From April 1998 to April 2000, he was the Vice President of Marketing at Sigma Designs. From April 1995 to April 1998, he served as Director of Asia Pacific Business Development at National Semiconductor. From April 1993 to April 1995, he was the Vice President of Marketing at Diamond Multimedia Systems. From April 1975 to April 1993, Mr. Wong held senior engineering, marketing and management positions with Intel Corporation. Mr. Wong holds a B.S. degree in Electrical Engineering and Computer Science from University of
California, Berkeley and an M.S. in Electrical Engineering and Computer Science as well as an MBA from University of Santa Clara.

       Annie M.H. Chan has served as a director since May 1993. Ms. Chan has been an independent investor and management consultant since April 1996. Ms. Chan was a member of our Senior Technical Staff from May 1995 until March 1996. From September 1994 to May 1995, she was our Vice President of Administration and, from May 1993 to August 1994, she was our Vice President of computer aided design (CAD). Ms. Chan holds a B.S. degree in Organizational Behavior from the University of San Francisco. Ms. Chan is the spouse of Fred S.L. Chan, our Chairman of the Board.

       Peter T. Mok has served as a director since May 1993. Mr. Mok is currently the President and Chief Executive Officer of KLM Capital, a venture capital management company, and has served in that capacity since July 1996. From July 1994 to July 1996, Mr. Mok was Senior Manager, Investment Banking, of DBS Ltd. From June 1992 to July 1994, he was Senior Vice President, Manager and a director of Transpac Capital, Inc., a venture capital management company that is a wholly-owned subsidiary of Transpac. Mr. Mok holds a B.S. degree in Business Administration from San Jose State University.

       Dominic Ng has served as a director since May 1998. Mr. Ng is currently the President and Chief Executive Officer of East West Bank and has served in that capacity since 1992. Prior to joining the Bank, he served as President of Seyen Investment, Inc. Mr. Ng is currently a member of the Board of Regents of Loyola Marymount University, Board of Visitors of The Anderson School at UCLA, Board of Trustees of Polytechnic School, Board of Directors and 2001 Campaign Chair of the United Way of Greater Los Angeles and serves, among others, as a Vice Chairman of Town Hall of Los Angeles.

       David S. Lee has served as a director since March 2000. Mr. Lee is currently the Chairman of the Board for eOn Communications, Cortelco and Cidco Communications. Prior to that, he served as President and Chairman of Data Technology Corporation, which bought and merged with Qume Corporation in 1988. From 1983 to 1985, he served as Vice President of ITT and as Group Executive and Chairman of its Business Information Systems Group. Mr. Lee held positions of Executive Vice President of ITT Qume from 1978 to 1981 and President from 1981 to 1983. Mr. Lee co-founded Qume Corporation in 1973 and served as Executive Vice President until it was acquired by ITT Corporation in 1978. Mr. Lee currently serves on the Board of Directors for many business and non-business related ventures including, among others, Linear Technology Corporation, Accela Inc., Daily Wellness Co., and the California Chamber of Commerce. He was an advisor to both President Bush and President Clinton through the Advisory Committee on Trade Policy and Negotiation and additionally to Governor Pete Wilson through the California Economic Development Corporation. Mr. Lee is also a Regent of the University of California.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CERTAIN BUSINESS RELATIONSHIPS

       Fred S.L. Chan, our Chairman of the Board, beneficially owns 34.5% of the outstanding shares of Vialta, Inc. Mr. Chan currently serves as Vialta's Chairman of the Board of Directors.

       Both before and in connection with the Vialta spin-off, we entered into a number of agreements with Vialta including a Research and Development Service Agreement, an Administrative and Management Service Agreement, an Assignment of Intellectual Property Agreement, and a Purchase Agreement with Vialta under which Vialta would purchase certain products from us by issuing purchase orders to us. Under these agreements, Vialta paid us a total of $9.4 million in the year ended December 31, 2000 and an additional $4.5 million in the six months ended June 30, 2001.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

       We loaned Frank Effler, Jr., our Vice President of Worldwide Sales, $300,000 pursuant to a promissory note dated April 12, 2001. The loan is subject to a 6% annual interest rate compounded monthly. The loan matures on April 15, 2003. Aside from this loan, since the beginning of this fiscal year, we have not been a party to any transaction exceeding $60,000 in value with any of our directors, nominees for election as a director, executive officers, holders of more than 5% of our common stock or any member of the immediate family of any such persons, other than normal compensation arrangements that are described under the "Executive Compensation" section, which is incorporated by reference to our proxy statement filed with the SEC on April 30, 2001.

                       PRINCIPAL AND SELLING SHAREHOLDERS

       Fred S.L. Chan, the selling shareholder, is selling ________ shares of our common stock in this offering. As of September 5, 2001, Mr. Chan, our Chairman of the Board, beneficially owned approximately 15,992,093 shares of our common stock, which is equal to approximately 37.2% of the outstanding shares of our common stock. After the sale of __________ shares in this offering, Mr. Chan will beneficially own approximately ___% of the outstanding shares of our common stock.

       The following table sets forth information regarding the beneficial ownership of our common stock as of September 5, 2001 and as adjusted to reflect the sale of the common stock under this prospectus by:

       -      the selling shareholder;

       -      each director;

       -      each executive officer;

       -      all directors and executive officers as a group; and

       -      owners of more than 5% of our common stock.

       Except as otherwise noted, the address of each person listed in the table is c/o ESS 48401 Fremont Blvd., Fremont, CA 94538. Beneficial ownership is determined in accordance with SEC rules and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each shareholder is based on 42,720,410 shares of common stock outstanding as of September 5, 2001, together with all shares of common stock subject to options exercisable within 60 days following September 5, 2001 for that shareholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding these options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

                                                    BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                                    PRIOR TO OFFERING(1)                       AFTER OFFERING(1)          OPTIONS
                                                --------------------------     NUMBER OF     ---------------------      EXERCISABLE
                                                NUMBER OF                       SHARES       NUMBER OF                   WITHIN 60
BENEFICIAL OWNERS                                 SHARES           PERCENT      OFFERED       SHARES       PERCENT        DAYS(2)
-----------------                               ----------         -------     ---------     ---------     -------      -----------
DIRECTORS AND EXECUTIVE OFFICERS:
Fred S.L. Chan(3)...........................  15,992,093           37.2%                                                  242,499
Annie M.H. Chan(3)..........................  15,992,093           37.2%                                                  242,499
Chan family trusts(4).......................   3,680,954            8.6%                   3,680,954
Robert L. Blair.............................     433,971            1.0%                     433,971                      175,971
Frank Effler, Jr............................     110,200              *                      110,200                       51,834
James B. Boyd...............................      37,500              *                       37,500                       37,500
Dominic Ng..................................      31,875              *                       31,875                       31,875
David S. Lee
     c/o Eon Communications
     105 Cochrane Circle
     Morgan Hill, CA 95037..................      16,346              *                       16,346                        8,646
Peter T. Mok
     c/o KLM Capital Group
     2041 Mission College Blvd., Suite 175
     Santa Clara, CA 95054..................      15,208              *                       15,208                       15,208
All directors and executive officers
  as a group(5)(9 persons) .................  16,637,193           38.4%                                                  563,533
OTHER FIVE PERCENT SHAREHOLDERS:
State of Wisconsin Investment
Board(6)
   P.O. Box 7842
   Madison, Wisconsin 53707.................   3,110,000           7.3%                    3,110,000

---------------

*      Less than one percent of the outstanding shares of our common stock.

(1) Assumes no exercise of the underwriters' over-allotment option. Percent ownership is based on: (i) before this offering, 42,720,410 shares of common stock outstanding as of September 5, 2001 plus any shares issuable pursuant to options held by the person or group in question which may be exercised either within 60 days of September 5, 2001; and (ii) after this offering, an additional __________ shares to be issued by us in the offering.

(2) Options exercisable within 60 days by the listed person are included in the number of shares beneficially owned by the listed persons and the percentage ownership calculations.

(3) Includes 538,988 shares held by Fred S.L. Chan, 5,031,143 shares held by Annie M.H. Chan (the spouse of Fred Chan), 4,802,677 shares held by the Annie M.H. Chan Living Trust, and 1,680,000 shares held by the Annie M.H. Chan Trust. Includes options exercisable within 60 days of September 5, 2001 held by Mr. Chan to purchase 226,667 shares of our common stock and options exercisable within 60 days of September 5, 2001 held by Ms. Chan to purchase 15,882 shares of our common stock. Also includes 3,680,954 shares held in trusts benefiting Mr. and Ms. Chan's children as describe in Note (4).

(4) Represents 814,578 shares held by a trust benefiting David Y.W. Chan (the "David Chan Trust"), 814,576 shares held by a trust benefiting Edward Y.C. Chan (the "Edward Chan Trust"), 280,000 shares held by a trust benefiting Michael Y.J. Chan (the "Michael Chan Trust") and 1,771,800 shares held by a trust benefiting David, Edward and Michael Chan jointly. David, Edward and Michael Chan are the sons of Fred S.L. Chan and Annie M.H. Chan. Mee Sim Chan Lee and Sung Kook Kim are trustees of the four above-mentioned trusts. In addition, Myong Shin Kim is a trustee of the David Chan Trust, the Michael Chan Trust and the Edward Chan Trust.

(5) Includes 3,680,954 shares held by entities affiliated with certain directors as described in Notes (3) and (4).

(6) As reported on a Schedule 13G report filed with the SEC on February 9, 2001.

                                  UNDERWRITING

       We and the selling shareholder have entered into an underwriting agreement with the underwriters named below. Needham & Company, Inc. and A.G. Edwards & Sons, Inc. are acting as representatives of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us and the selling shareholder the number of shares of common stock set forth opposite its name below.


                                                                       NUMBER OF
UNDERWRITER                                                              SHARES
                                                                      -----------
Needham & Company, Inc. ........................................
A.G. Edwards & Sons, Inc. ......................................
                                                                      -----------
Total ..........................................................


       The representatives have advised us and the selling shareholder that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $_____ per share. The underwriters may allow, and those dealers may reallow, a concession to other securities dealers of up to $___ per share. After the offering to the public, the offering price and other selling terms may be changed by the representatives.

       The underwriters have been granted an option to purchase up to ________ additional shares of common stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will be obligated to purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

       The following table shows the per share and total underwriting discount to be paid to the underwriters by us and the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                           TOTAL              TOTAL
                                                     PER SHARE          NO EXERCISE       FULL EXERCISE
                                                     ---------          -----------       -------------
Paid by ESS.................................             $                   $                  $
Paid by the selling shareholder.............             $                   $                  $


       Subject to the terms and conditions in the underwriting agreement, the underwriters have agreed to purchase all the shares of our common stock being sold pursuant to the underwriting agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

       The underwriting agreement provides that we and the selling shareholder will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

       The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

       We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. This agreement does not apply to options outstanding under any existing employee benefit plans. The selling shareholder, his spouse and certain trusts for the benefit of their children have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

       In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. To cover over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, our common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

       The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

       Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions.

       These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities or may prevent or retard a decline in the market price of our stock. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq National Market or otherwise.

       Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

       Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                                  LEGAL MATTERS

       The validity of the common stock offered hereby will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, Menlo Park, California. Peter Cohn, a partner of Orrick, Herrington & Sutcliffe LLP, is the Secretary of ESS. Certain legal matters in connection with this offering will be passed upon for the underwriters by Kaye Scholer LLP, Los Angeles, California.

                                     EXPERTS

       The financial statements as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

       We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules. For further information with respect to us and the common stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement and the exhibits and schedules may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the Registration Statement may be obtained from the SEC's offices upon payment of fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

       The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after September 6, 2001 will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the closing date of the offering.

       Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

       The following documents filed with the SEC are incorporated by reference in this prospectus:

       1. Our Annual Report on Form 10-K for the year ended December 31, 2000 (File No 0-26660), except for the financial statements, which have been restated to reflect the spin-off of Vialta, Inc., which restated financial statements are included elsewhere in this prospectus.

       2. Our definitive Proxy Statement dated April 30, 2001, filed in connection with our 2001 Annual Meeting of Shareholders.

       3. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001 (File No 0-26660).

       4. Our Current Report on Form 8-K, filed with the SEC on September 5, 2001 (File No. 0-26660).

       5. The description of our common stock in our Registration Statement on Form 8-A filed with the SEC on October 5, 1995 (File No. 0-26660).

       We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in such documents. You should direct any requests for documents to James B. Boyd, 48401 Fremont Boulevard, Fremont, California 94538, telephone: (510) 492-1088.

                              ESS TECHNOLOGY, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                          Page
                                                                                          ----
Report of Independent Accountants......................................................... F-2

Consolidated Balance Sheets............................................................... F-3

Consolidated Statements of Operations..................................................... F-4

Consolidated Statements of Shareholders' Equity........................................... F-5

Consolidated Statements of Cash Flows..................................................... F-6

Notes to Consolidated Financial Statements................................................ F-7

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of ESS Technology, Inc.


        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of ESS Technologies, Inc. and its subsidiaries at December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP

San Jose, California
January 21, 2001, except for Note 2,
as to which the date is April 21, 2001

                              ESS TECHNOLOGY, INC.
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                       December 31,
                                                              ----------------------------        June 30,
                                                                 1999             2000              2001
                                                              -----------      -----------       -----------
ASSETS                                                                                           (unaudited)
Current assets:
  Cash and cash equivalents                                   $    40,413      $    25,715       $    59,988
  Short-term investments                                           28,274           33,123            12,579
  Accounts receivable, net                                         34,571           51,884            37,518
  Inventories                                                      42,347           98,940            60,543
  Deferred income taxes                                            10,244                -                 -
  Prepaid expenses and other current assets                         2,183            2,780             2,303
  Net assets of discontinued operation                             60,780           46,131            29,066
                                                              -----------      -----------       -----------
       Total current assets                                       218,812          258,573           201,997

Property, plant and equipment, net                                 40,344           31,081            27,294
Other assets                                                        7,766            4,737             5,810
                                                              -----------      -----------       -----------

       Total assets                                           $   266,922      $   294,391       $   235,101
                                                              ===========      ===========       ===========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                            $    44,681      $    37,657       $     9,559
  Accrued expenses                                                 26,891           32,643            29,298
  Income taxes payable and deferred income taxes                    1,232            3,601             3,434
                                                              -----------      -----------       -----------
       Total current liabilities                                   72,804           73,901            42,291

Non-current deferred tax liability                                 10,539            9,061             9,061
                                                              -----------      -----------       -----------
       Total liabilities                                           83,343           82,962            51,352
                                                              -----------      -----------       -----------

Commitments and contingencies (Note 11)

Shareholders' equity:
  Preferred stock, no par value, 10,000 shares
     authorized; none issued and outstanding                            -                -                 -
  Common stock, no par value, 100,000 shares
     authorized; 41,372, 42,133, and 42,248 shares
     issued and outstanding at December 31, 1999,
     2000 and June 30, 2001, respectively                         140,597          149,197           148,433
  Other comprehensive loss                                              -           (7,378)           (1,563)
  Retained earnings                                                42,982           69,610            36,879
                                                              -----------      -----------       -----------
       Total shareholders' equity                                 183,579          211,429           183,749
                                                              -----------      -----------       -----------

       Total liabilities and shareholders' equity             $   266,922      $   294,391       $   235,101
                                                              ===========      ===========       ===========


        The accompanying notes are an integral part of these consolidated financial statements.

                              ESS TECHNOLOGY, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                 Year Ended December 31,               Six Months Ended June 30,
                                                       -----------------------------------------       -------------------------
                                                          1998           1999            2000            2000            2001
                                                       ---------       ---------       ---------       ---------       ---------
                                                                                                             (unaudited)
Net revenues                                           $ 218,252       $ 310,651       $ 303,436       $ 163,184       $ 115,717

Cost of revenues                                         182,417         191,529         192,452         102,410          85,576
                                                       ---------       ---------       ---------       ---------       ---------

Gross profit                                              35,835         119,122         110,984          60,774          30,141

Operating expenses:
  Research and development                                30,529          36,028          27,832          13,183          14,003
  In-process research and development                          -               -           2,625           2,625               -
  Selling, general and  administrative                    36,289          38,558          36,225          18,230          17,583
                                                       ---------       ---------       ---------       ---------       ---------

Operating income (loss)                                  (30,983)         44,536          44,302          26,736          (1,445)

Non-operating income (loss), net:
  Net gain (loss) on investments                               -               -          35,045               -         (21,187)
  Interest income                                          1,478           4,666           2,428           1,041             632
  Other                                                        -               -           4,337             406              85
                                                       ---------       ---------       ---------       ---------       ---------
                                                           1,478           4,666          41,810           1,447         (20,470)
                                                       ---------       ---------       ---------       ---------       ---------

Income (loss) before income taxes                        (29,505)         49,202          86,112          28,183         (21,915)
Provision for (benefit from)  income taxes                (1,489)          7,877          22,946           5,181          (8,549)
                                                       ---------       ---------       ---------       ---------       ---------

Net income (loss) from continuing operations             (28,016)         41,325          63,166          23,002         (13,366)
                                                       ---------       ---------       ---------       ---------       ---------

Discontinued operation, net of minority interest:
  Loss from discontinued operation,
    net of minority interest                                   -          (1,220)        (14,860)         (5,820)         (4,205)
  Loss from disposal of discontinued operation,
    net of minority interest                                   -               -               -               -         (13,312)
                                                       ---------       ---------       ---------       ---------       ---------

Net income (loss)                                      $ (28,016)      $  40,105       $  48,306       $  17,182       $ (30,883)
                                                       ---------       ---------       ---------       ---------       ---------

Net income (loss) per share:
  Basic:
    Continuing operations                              $   (0.68)      $    1.02       $    1.49       $    0.55       $   (0.32)
    Discontinued operation                                     -           (0.03)          (0.35)          (0.14)          (0.41)
                                                       ---------       ---------       ---------       ---------       ---------

                                                       $   (0.68)      $    0.99       $    1.14       $    0.41       $   (0.73)
                                                       ---------       ---------       ---------       ---------       ---------

  Diluted:
    Continuing operations                              $   (0.68)      $    0.91       $    1.37       $    0.47       $   (0.32)
    Discontinued operation                                     -           (0.03)          (0.32)          (0.12)          (0.41)
                                                       ---------       ---------       ---------       ---------       ---------
                                                       $   (0.68)      $    0.88       $    1.05       $    0.35       $   (0.73)
                                                       ---------       ---------       ---------       ---------       ---------

Shares used in calculating net
  income (loss) per share
  Basic                                                   40,955          40,640          42,548          42,089          42,371
                                                       =========       =========       =========       =========       =========
  Diluted                                                 40,955          45,625          45,943          48,524          42,371
                                                       =========       =========       =========       =========       =========


        The accompanying notes are an integral part of these consolidated financial statements.

\                              ESS TECHNOLOGY, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                                              Common Stock               Other                          Total
                                                       -------------------------     Comprehensive     Retained      Shareholders'
                                                         Shares          Amount          Loss          Earnings         Equity
                                                       ---------       ---------     -------------     ---------     -------------
Balance at December 31, 1997                              40,674       $ 137,452     $         -       $  33,655       $ 171,107

Issuance of common stock upon exercise of options            612             618               -               -             618
Compensation expense related to common stock
  options issued to consultants                                -             535               -               -             535
Issuance of common stock for employee stock
  purchase plan                                               86             395               -               -             395
Income tax benefit on disqualifying disposition
  of common stock options                                      -             202               -               -             202
Repurchase of common stock                                  (523)         (1,890)              -            (879)         (2,769)
Net loss                                                       -               -               -         (28,016)        (28,016)
                                                       ---------       ---------       ---------       ---------       ---------

Balance at December 31, 1998                              40,849         137,312               -           4,760         142,072

Issuance of common stock upon exercise of options          1,138           2,683               -               -           2,683
Issuance of common stock for employee stock
  purchase plan                                               88             510               -               -             510
Income tax benefit on disqualifying disposition
  of common stock options                                      -           2,438               -               -           2,438
Repurchase of common stock                                  (703)         (2,346)              -          (1,883)         (4,229)
Net income                                                     -               -               -          40,105          40,105
                                                       ---------       ---------       ---------       ---------       ---------

Balance at December 31, 1999                              41,372         140,597               -          42,982         183,579

Issuance of common stock upon exercise of options          2,660           9,290               -               -           9,290
Issuance of common stock for employee
  stock purchase plan                                         74             837               -               -             837
Income tax benefit on disqualifying disposition
  of common stock options                                      -           4,639               -               -           4,639
Repurchase of common stock                                (1,973)         (6,166)              -         (21,678)        (27,844)
Unrealized loss on marketable securities                       -               -          (7,378)              -          (7,378)
Net income                                                     -               -               -          48,306          48,306
                                                       ---------       ---------       ---------       ---------       ---------

Balance at December 31, 2000                              42,133         149,197          (7,378)         69,610         211,429

Issuance of common stock upon exercise of options            617             922               -               -             922
Issuance of common stock for employee
  stock purchase plan                                         33             196               -               -             196
Repurchase of common stock                                  (535)         (1,882)              -          (1,848)         (3,730)
Unrealized loss on marketable securities                       -               -          (7,285)              -          (7,285)
Reclassification adjustment for loss on sale of
  marketable security included in net loss                     -               -          13,100               -          13,100
Net loss                                                       -               -               -         (30,883)        (30,883)
                                                       =========       =========       =========       =========       =========

Balance at June 30, 2001                               $  42,248       $ 148,433       $  (1,563)      $  36,879       $ 183,749
                                                       =========       =========       =========       =========       =========


        The accompanying notes are an integral part of these consolidated financial statements.

                              ESS TECHNOLOGY, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                      Year Ended December 31,             Six Months Ended June 30,
                                                             --------------------------------------       -----------------------
                                                               1998           1999           2000           2000           2001
                                                             --------       --------       --------       --------       --------
                                                                                                                (unaudited)
Cash flows from operating activities:
  Net income (loss)                                          $(28,016)      $ 40,105       $ 48,306       $ 17,182       $(30,883)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Loss from discontinued operations                             -          1,220         14,860          5,820         17,517
      Depreciation and amortization                            12,446         15,127         15,005          8,216          8,137
      Compensation expenses related to stock options              535              -              -              -              -
      Gain on sale of property, plant and equipment                 -              -         (2.911)             -              -
      Charges for in-process research and development               -              -          2,625          2,625              -
      Net (gain) loss from sale of investments                      -              -        (35,045)             -          21,187
      Income tax benefit on disqualifying disposition of
         common stock options                                     202          2,438          4,639              -              -
      Changes in assets and liabilities:
         Accounts receivable                                   (1,565)         3,259        (17,524)       (10,090)        14,366
         Inventories                                           24,403        (19,465)       (56,593)          (655)        38,397
         Prepaid expenses and other assets                     13,307         12,039          1,153             83            477
         Accounts payable and accrued expenses                  7,072         13,642         (1,272)       (21,691)       (31,895)
         Income tax payable and deferred income taxes           3,480         (6,744)        15,687          7,262         (3,832)
                                                             --------       --------       --------       --------       --------
           Net cash provided by (used in)
              operating activities                             31,864         61,621        (11,070)         8,752         33,471
                                                             --------       --------       --------       --------       --------

Cash flows from investing activities:
  Purchase of property, plant and equipment                   (12,336)       (11,552)        (2,568)        (1,287)        (1,444)
  Cash paid for acquisitions                                        -              -         (4,266)        (3,733)        (2,072)
  Sale of short-term investments                               21,775         46,782         29,869          8,753         20,169
  Purchase of investments                                     (23,970)       (61,337)       (12,895)        (1,655)       (13,509)
  Purchase of Vialta preferred stock                                -        (62,000)             -              -              -
  Sale of joint venture investments                            22,415          2,183              -              -              -
  Sale of property, plant and equipment                             -              -          3,949              -            270
                                                             --------       --------       --------       --------       --------
           Net cash provided by (used in) investing
              activities                                        7,884        (85,924)        14,089          2,078          3,414
                                                             --------       --------       --------       --------       --------

Cash flows from financing activities:
  Repurchase of common stock                                   (2,769)        (4,229)       (27,844)             -         (3,730)
  Issuance of common stock under employee stock plans
    and stock option plans                                      1,013          3,193         10,127          6,328          1,118
                                                             --------       --------       --------       --------       --------
           Net cash provided by (used in)
              financing activities                             (1,756)        (1,036)       (17,717)         6,328         (2,612)
                                                             --------       --------       --------       --------       --------

Net increase (decrease) in cash and cash equivalents           37,992        (25,339)       (14,698)        17,158         34,273

Cash and cash equivalents at beginning of year                 27,760         65,752         40,413         40,413         25,715
                                                             --------       --------       --------       --------       --------

Cash and cash equivalents at end of period                   $ 65,752       $ 40,413       $ 25,715       $ 57,571       $ 59,988
                                                             ========       ========       ========       ========       ========

Supplemental disclosures of cash flow information:
  Cash paid for income taxes                                    $   -       $ 11,763       $  5,795       $ (1,895)   $         -
                                                             ========       ========       ========       ========       ========
  Cash refund for income taxes                                  $   -          $   -       $  3,975       $  3,975       $  4,893
                                                             ========       ========       ========       ========       ========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

        ESS Technology, Inc. (the "Company") was incorporated in California in 1984 and became a public company in 1995. The Company is a designer, developer and marketer of highly-integrated digital system processor chips. These chips are the primary processors driving digital video and audio players including DVD, video CD and MP3 players. In addition, the Company is a supplier of chips for use in modems and similar communication products, and a supplier of PC audio chips. In April 1999, the Company established a subsidiary, Vialta, Inc. ("Vialta"), through which ESS planned to introduce advanced, user-friendly products and applications for the Internet. Vialta was reincorporated in Delaware and headquartered in Fremont. On April 21, 2001, ESS's Board of Directors adopted a plan to distribute Vialta shares to ESS shareholders. As such Vialta is reported separately as a discontinued operation for all periods presented within the Company's financial statements. As of December 31, 2000, the Company had a 62.1% ownership and voting interest in Vialta. See "Note 2 - Vialta - Discontinued Operation."

USE OF ESTIMATES

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

UNAUDITED FINANCIAL INFORMATION

        The consolidated balance sheet as of June 30, 2001 and the consolidated statements of operations, shareholders' equity and cash flows for the six months ended June 30, 2000 and 2001, and the footnote information as of and for the six months ended June 30, 2000 and 2001 have been prepared by the Company and are unaudited. This information has been prepared on the same basis as the audited financial statements. In the opinion of management, this information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented.

PRINCIPLES OF CONSOLIDATION AND FOREIGN CURRENCY TRANSACTION

        The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. Transactions denominated in foreign currencies have been remeasured in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign currency translation," using the U.S. dollar as the functional currency. The foreign currency transaction gain or loss for each of the years covered was not significant.

CASH, CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

        The Company considers all highly liquid investments with an initial maturity of 90 days or less to be cash equivalents and investments with original maturity dates of greater than 90 days to be short-term investments.

        Short-term investments are comprised primarily of debt instruments and marketable securities. Short-term investments are accounted for as available-for-sale and are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income in stockholders' equity until realized in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Gains and losses on securities sold are based on the specific identification method and are included in "nonoperating income (loss), net" in the statement of operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

        The reported amounts of certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and other current liabilities approximate fair value due to their short maturities.

INVENTORIES

        Inventories are stated at the lower of cost or market, with cost being determined by the first-in, first-out method.

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

PROPERTY AND EQUIPMENT

        Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets.

        Repairs and maintenance costs are expensed as incurred.


Building and building improvements    7 - 30  years
Machinery and equipment                3 - 5  years
Furniture and fixtures                 3 - 5  years


OTHER ASSETS

        Other assets consist of investments, technical infrastructure and covenants not to compete.

        Investments in over 50% owned companies are consolidated. Investments in 20% to 50% owned companies are accounted for using the equity method. Investments in less than 20% owned companies are accounted for using the cost method unless the Company can exercise significant influence or the investee is economically dependent upon the Company, in which case the equity method is used.

        Technical infrastructure and covenants not to compete are amortized over estimated useful lives that range from 3 to 4 years.

IMPAIRMENT OF LONG-LIVED ASSETS

        Pursuant to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), the Company reviews long-lived assets based upon a gross cash flow basis and will reserve for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable.

REVENUE RECOGNITION

        The Company recognizes revenue upon the shipment of its products to the customer provided that the Company has received a signed purchase order, the price is fixed, title has transferred, collection of resulting receivables is probable, product returns are reasonably estimable, there are no customer acceptance requirements and there are no remaining significant obligations. For shipments to distributors under agreements allowing for return or credits, revenue is deferred until the distributor resells the product. The Company provides for future returns based on historical experiences at the time revenue is recognized.

RESEARCH AND DEVELOPMENT COSTS

        The Company expenses research and development costs as incurred.

ADVERTISING

        The Company expenses advertising costs as incurred. The advertising expense for the years ended December 31, 1998, 1999 and 2000 was $0.1 million, $3.8 million, and $7.5 million, respectively.

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

INCOME TAXES

        The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of timing differences between the carrying amounts and the tax bases of assets and liabilities. U.S. deferred income taxes are provided on all unremitted earnings of the Company's foreign subsidiaries as such earnings are considered permanently invested.

EARNINGS (LOSS) PER SHARE

        Basic earnings per share ("EPS") are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

STOCK-BASED COMPENSATION

        The Company accounts for stock-based compensation, including stock options granted and shares issued under the Employee Stock Purchase Plan, using the intrinsic value method prescribed in APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation cost for stock options, if any, is recognized ratably over the vesting period. The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's stock on the grant date. The Company provides additional pro forma disclosures as required under SFAS No. 123, "Accounting for Stock-Based Compensation."

RISKS AND UNCERTAINTIES

        The Company operates in a business segment that is characterized by rapid technological advances, changes in customer requirements and evolving industry standards. Any failure by the Company to anticipate or respond to such advances and changes could have a material adverse effect on its business and operating results.

DERIVATIVE AND HEDGING INSTRUMENTS

        Derivative instruments are recorded in the balance sheets at fair market value. Changes in the fair value of derivatives are recorded in Statements of Operations for the years covered. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. The Company's adoption of SFAS 133 as of January 1, 2001 did not have a significant effect on its financial position and results of operations.

COMPREHENSIVE INCOME (LOSS)

        Financial Accounting Standard No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income," establishes a standard for the reporting and display of comprehensive income and its components within the financial statements. Comprehensive income is composed of two subsets, net income and other comprehensive income. Included in other comprehensive income for the Company is unrealized gains and losses on marketable securities, net of deferred tax. This adjustment is accumulated within the Consolidated Statement of Shareholders' Equity under the caption "other comprehensive loss."

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

CONCENTRATION OF CREDIT RISK

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash equivalents, short-term investments, and accounts receivable. By policy, the Company places its investments only with financial institutions meeting its credit guidelines and U.S. Government Treasury instruments. Almost all of the Company's accounts receivable are derived from sales to manufacturers and distributors, in the consumer electronics, computer and communications markets.

RECENT ACCOUNTING PRONOUNCEMENTS

        In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements" which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company's adoption of SAB 101 did not have a significant effect on its financial position and results of operations.

        In March 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" an interpretation of APB Opinion No. 25 ("FIN 44"). FIN 44 establishes guidance for the accounting for stock option grants made after June 30, 2000. FIN 44 also establishes guidance for the repricing of stock options and determining whether a grantee is an employee, for which guidance was effective after December 15, 1998 and modifying a fixed option to add a reload feature, for which guidance was effective after January 12, 2000. The Company's adoption of FIN 44 did not have a significant effect on its financial position and results of operations.

        In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company believes that the adoption of SFAS 141 will not have a significant impact on its financial statements.

        In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after March 15, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. Because the Company does not have a significant amount of goodwill, the Company believes that the adoption of SFAS 142 will not have a significant impact on its financial statements.

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

NOTE 2 - VIALTA - DISCONTINUED OPERATION:

        In April 1999, the Company incorporated Vialta, a subsidiary, through which ESS planned to introduce advanced, user-friendly products and applications for the Internet. Vialta is incorporated in Delaware, and headquartered in Fremont, California. During 1999 and 2000, Vialta issued preferred stock to non ESS investors for approximately $82.1 million, reducing ESS' ownership interest to 62.1%. The sale of Vialta shares was recorded as an equity transaction with no gain recorded because Vialta was a development stage company.

SPIN-OFF

        On April 21, 2001, the Company adopted a plan to distribute Vialta shares to ESS shareholders within twelve months. Vialta had previously been reported as a separate business segment. For all periods presented, Vialta is accounted for as a discontinued operation in the Company's financial statements in accordance with APB No. 30. Amounts in the financial statements and related notes for all periods shown have been reclassified to reflect the discontinued operation.

        The Company is attempting to obtain a tax-free ruling from the Internal Revenue Service (the "IRS") with regard to the distribution. The Vialta spin-off plan and the estimated cost of disposal are based on the assumption that the Company will receive a tax-free ruling on the distribution from the IRS. The Company may accrue significant additional disposal costs in the future if the tax-free ruling is not received.

        For financial reporting purposes, the assets, liabilities and provision for losses upon the spin-off of the discontinued operation from April 2001 through the distribution date are combined and classified in the accompanying balance sheets as of December 31, 1999, December 31, 2000 and June 30, 2001, under "Net assets of discontinued operation."

        The Company estimated that the disposal of its subsidiary, Vialta, assuming a tax-free distribution, would result in a loss of $13.3 million to ESS. Included in the estimate were a $1.1 million charge, net of minority interest, related to the spin off of Vialta and a $12.2 million charge of anticipated operating losses, net of minority interest, from operating the Vialta business between April 1, 2001 and the estimated completion date for the spin-off. Management believes that the estimated losses are reasonable; however, they are subject to revision.

        Summarized below are the operating results for Vialta, net of minority interest:


                                                           Year Ended December 31,       Six Months Ended June 30,
                                                           -----------------------       -----------------------
                                                             1999           2000           2000           2001
                                                           --------       --------       --------       --------
                                                                                               (unaudited)
Operating expenses                                         $  2,541       $ 29,184       $ 13,852       $ 16,877
Net loss before minority interest                            (1,220)       (23,289)        (9,550)       (14,336)
Loss attributable to minority interest                            -          8,429          3,730          5,347
                                                           --------       --------       --------       --------

Loss from Vialta operations, net of minority interest      $ (1,220)      $(14,860)      $ (5,820)      $ (8,989)
                                                           ========       ========       ========       ========


        Included in the $8.9 million loss from Vialta operations for the six months ended June 30, 2001 is the $4.8 million loss for the three months ended June 30, 2001 which was accrued as part of the loss on disposal of the subsidiary of $13.3 million.

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

        Summarized below are the assets and liabilities of the Vialta business, presented in the accompanying Balance Sheets under "Net assets of discontinued operation."


                                                  December 31,
                                          ----------------------------       June 30,
                                              1999            2000             2001
                                          -----------      -----------      -----------
                                                                            (unaudited)
Assets
  Cash, cash equivalents and
     short-term investments               $   112,844      $   136,490      $    89,905
  Inventories                                       -            2,057            3,295
  Other current assets                             16            4,857            5,066
  Property, plant and equipment                 1,720            9,230           10,399
  Other assets                                      -            1,057            2,041
                                          -----------      -----------      -----------
          Total assets                        114,580          153,691          110,706
                                          -----------      -----------      -----------

Liabilities
  Current liabilities                             731            3,594            4,971
  Payable to related parties                      209           30,000                -
                                          -----------      -----------      -----------
          Total liabilities                       940           33,594            4,971
                                          -----------      -----------      -----------

Net assets                                    113,640          120,097          105,735
Minority interest                              52,860           73,966           68,593
Provision for loss on spin-off                      -                -            8,076
                                          -----------      -----------      -----------

Net assets of discontinued operation      $    60,780      $    46,131      $    29,066
                                          ===========      ===========      ===========


CAPITALIZATION

        In September 1999, Vialta issued 40 million shares of Series A Convertible Preferred Stock (Series A) at $0.25 per share to the Company for $10.0 million in cash. In October 1999, Mr. Fred Chan, Chairman of ESS and Vialta, purchased 4 million shares of Vialta common stock at $0.25 per share for $1.0 million by issuing a full recourse promissory note to Vialta, which bears interest at a market rate. The principal and accrued interest under this promissory note was paid in full in March 2000. Also in October 1999, Vialta issued 400,000 and 1,820,000 common shares at $0.25 per share to the Company and certain employees, respectively, for full recourse promissory notes in the aggregate principal amount of $555,000. These notes have been fully paid in cash to Vialta in the first quarter of 2000.

        In December 1999, Vialta issued 40.3 million shares of Series B Preferred Stock (Series B) at $2.60 per share for $104.8 million: 20 million shares to the Company for $52.0 million and 20.3 million shares to third party investors for $52.8 million in cash. In January 2000, Vialta received $20.8 million in the form of a full recourse promissory note, which bears interest at a market rate, from a party controlled by Mr. Fred S.L. Chan and his wife Ms. Annie Chan, a director of the Company, for the purchase of 8 million shares of Series B Preferred Stock at $2.60 per share. The principal and accrued interest under this promissory note were paid in full in March 2000. During the first quarter of 2000, Vialta received $7.0 million in cash from third party investors for subscriptions to purchase 2.7 million shares of its Series B Preferred Stock.

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

OTHER TRANSACTIONS WITH VIALTA

        Effective August 1, 1999, the Company entered into a Research and Development Service Agreement with Vialta whereby ESS provides certain research and development activities to Vialta in exchange for a service fee. In addition, Vialta signed a reciprocal agreement with ESS whereby Vialta provides certain non-recurring expense services for the design and development of Internet related products and technologies to ESS in exchange for a service fee. In 1999 and 2000, Vialta did not provide such services to ESS.

        Effective August 1, 1999, the Company entered into an Administrative and Management Service Agreement with Vialta whereby ESS provides certain administrative and managerial services to include, without limitation, general and administrative, sales support, marketing support, production and logistical support, financial oversight, accounting assistance, contract review, personnel services (including training of employees) and such other general and administrative services as Vialta requires. ESS shall perform these services for a service fee. In addition, Vialta signed a reciprocal agreement whereby Vialta provides the services mentioned above to ESS in exchange for a service fee. In 1999 and 2000, Vialta did not provide such services to ESS.

        In January 2000, the Company entered into an Assignment of Intellectual Property Agreement with Vialta whereby Vialta paid ESS $2.0 million for the transfer of the Videophone and EnReach-based Web Browser technologies. Such transfer was based on actual cost incurred.

        Effective August 1, 1999, the Company entered into a Purchase Agreement with Vialta whereby Vialta will purchase products from ESS by issuing purchase orders to ESS.

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

        ESS charges to Vialta under the above agreements are based on actual expenses incurred plus a service fee of 5% to 10%. Certain expenses are determined using allocation formulas based on square footage or headcount, depending on the nature of the expense incurred. Management believes the methods of allocation are reasonable.

        Following is a summary of major intercompany transactions between ESS and Vialta:


                                                                       Charges by ESS to Vialta
                                                     --------------------------------------------------------------
                                                        Year Ended December 31,         Six Months Ended June 30,
                                                     ----------------------------      ----------------------------
Intercompany Agreements                                  1999            2000             2000             2001
-----------------------                              -----------      -----------      -----------      -----------
                                                                                               (unaudited)
Research and development service agreement           $       233      $     3,077      $     1,655      $     1,269
Administrative and management service agreement              302            3,361            1,830            2,152
Assignment of intellectual property agreement                  -            2,000            2,000                -
Purchase agreement                                             -            1,004              758            1,127
                                                     -----------      -----------      -----------      -----------

      Total                                          $       535      $     9,442      $     6,243      $     4,548
                                                     ===========      ===========      ===========      ===========


        The expense reimbursements were recorded as offsets to research and development expense and selling, general and administrative expense as applicable.

        ESS incurred $800,000 in intercompany charges for utilizing Vialta's tax credit which resulted from Vialta's net operating loss in 1999.

        On December 18, 2000, Vialta received a $30.0 million loan from a related party controlled by Annie Chan, a director of the Company, and the spouse of Fred S.L. Chan. The $30.0 million short-term loan and $194,000 of accrued interest at 5.25% were paid on January 31, 2001.

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

NOTE 3 - BALANCE SHEET COMPONENTS (IN THOUSANDS):


                                                                December 31,
                                                        -----------------------------        June 30,
                                                           1999              2000              2001
                                                        -----------       -----------       -----------
                                                                                            (unaudited)
Cash and cash equivalents:
  Cash and money market accounts                        $    25,867       $    23,597       $    29,924
  U.S. government notes and bonds                            14,419             1,991            29,937
  Certificates of deposit                                       127               127               127
                                                        -----------       -----------       -----------
                                                        $    40,413       $    25,715       $    59,988
                                                        ===========       ===========       ===========

Short-term investments:
  U.S. government notes and bonds                       $    28,274       $     9,025       $    11,399
  Marketable equity securities                                    -            36,029             3,708
  Unrealized loss on marketable securities                        -           (11,931)           (2,528)
                                                        -----------       -----------       -----------
           Total                                        $    28,274       $    33,123       $    12,579
                                                        ===========       ===========       ===========

Accounts receivable:
  Accounts receivable                                   $    36,821       $    54,277       $    38,417
  Receivable from related party                                 209                 -                 -
  Less:  Allowance for doubtful accounts                     (2,459)           (2,393)             (899)
                                                        -----------       -----------       -----------

                                                        $    34,571       $    51,884       $    37,518
                                                        ===========       ===========       ===========


Inventories:
  Raw materials                                         $    10,697       $    45,923       $    27,431
  Work-in-process                                            10,208            21,301            14,905
  Finished goods                                             21,442            31,716            18,207
                                                        -----------       -----------       -----------

                                                        $    42,347       $    98,940       $    60,543
                                                        ===========       ===========       ===========

Property, plant and equipment:
  Land                                                  $     3,895       $     2,860       $     2,860
  Building and building improvements                         22,461            22,796            22,708
  Machinery and equipment                                    30,395            30,205            30,578
  Furniture and fixtures                                     11,290            12,221            13,188
                                                        -----------       -----------       -----------
                                                             68,041            68,082            69,334
  Less:  Accumulated depreciation and amortization          (27,697)          (37,001)          (42,040)
                                                        -----------       -----------       -----------
                                                        $    40,344       $    31,081       $    27,294
                                                        ===========       ===========       ===========


Other assets:
  Investments                                           $     2,239       $     1,358       $     2,124
  Covenants not to compete                                    5,651             3.420             3,397
  Technical infrastructure                                    3,897             3,169             1,494
  Other                                                         465               470               778
                                                        -----------       -----------       -----------
                                                             12,252             8,417             7,793
  Less:  Accumulated depreciation and amortization           (4,486)           (3,680)           (1,983)
                                                        -----------       -----------       -----------
                                                        $     7,766       $     4,737       $     5,810
                                                        ===========       ===========       ===========

        Depreciation expenses were approximately $7.3 million, $9.2 million and $10.9 million in 1998, 1999 and 2000, respectively. Depreciation expense for the six months ended June 30, 2000 and 2001 was approximately $5.7 million and $5.0 million, respectively.

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


                                               December 31,
                                       ----------------------------        June 30,
                                           1999             2000             2001
                                       -----------      -----------      -----------
                                                                          (unaudited)
Accounts payable:
  Payable to third parties              $    44,681      $    37,007      $     9,559
  Payable to related party                        -              650                -
                                        -----------      -----------      -----------
                                        $    44,681      $    37,657      $     9,559
                                        ===========      ===========      ===========
Accrued expenses:
  Accrued compensation costs            $     7,621      $     5,044      $     5,160
  Accrued commission and royalties            5,695           12,073           11,950
  Other accrued liabilities                  13,575           15,526           12,188
                                        -----------      -----------      -----------
                                        $    26,891      $    32,643      $    29,298
                                        ===========      ===========      ===========

NOTE 4 - DEBT:

        The Company has an unsecured line of credit agreement with a foreign bank of $15 million, which expires on October 1, 2001. Under the terms of the agreement, the Company may borrow at a fixed rate of LIBOR plus 1.5% or a variable rate at the foreign bank's reference rate. The line of credit requires the Company to achieve certain financial ratios and operating results. At December 31, 2000, the Company was in compliance with its borrowing criteria. There were no borrowings under the line of credit during any of the periods presented.

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

NOTE 5 - INCOME TAXES

        Income (loss) from continuing operations before provision for (benefit from) income taxes consisted of the following (in thousands):


                                      Year Ended December 31,
                          ----------------------------------------------
                              1998              1999             2000
                          -----------       -----------      -----------
Domestic                  $   (11,014)      $    16,724      $    44,024
Foreign                       (18,491)           32,478           42,088
                          -----------       -----------      -----------
                          $   (29,505)      $    49,202      $    86,112
                          ===========       ===========      ===========


        Provision for (benefit from) income taxes consisted of the following:


                                     Year Ended December 31,
                          -----------------------------------------------
                              1998              1999              2000
                          -----------       -----------       -----------
Current:
  Federal                 $     1,432       $    11,851       $     4,630
  State                           280             2,123               904
  Foreign                          34                49                 -
                          -----------       -----------       -----------
                                1,746            14,023             5,534
                          -----------       -----------       -----------
Deferred
  Federal                      (2,767)           (4,818)           15,169
  State                          (468)           (1,328)            2,243
                          -----------       -----------       -----------
                               (3,235)           (6,146)           17,412
                          -----------       -----------       -----------
                          $    (1,489)      $     7,877       $    22,946
                          ===========       ===========       ===========


        Reconciliation between the provisions for (benefit from) income taxes computed at the federal statutory rate of 35% for the years ended December 31, 1998, 1999 and 2000 and the provision for (benefit from) income taxes is as follows:


                                                                      Year Ended December 31,
                                                         -----------------------------------------------
                                                             1998              1999              2000
                                                         -----------       -----------       -----------
Provision (benefit) at statutory rate                    $   (10,327)      $    17,221       $    30,139
Tax cost (benefit) related to foreign jurisdictions            7,293           (12,204)          (16,672)
State income taxes, net of federal tax benefit                   101             1,034             3,349
State tax credits                                                  -                 -              (227)
Nondeductible research and development costs                   1,497             1,826             5,474
Other                                                            (53)                -               883
                                                         -----------       -----------       -----------

Provision for (benefit from) income taxes                $    (1,489)      $     7,877       $    22,946
                                                         ===========       ===========       ===========

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

        Deferred tax assets (liabilities) are comprised of the following:


                                                                            December 31,
                                                                    -----------------------------
                                                                        1999              2000
                                                                    -----------       -----------
Current:
State income taxes                                                  $       507       $         1
Reserves and accruals                                                     9,737             6,006
Deferred tax asset arising from unrealized loss on investments                -             4,553
Deferred stock gain                                                           -           (14,653)
                                                                    -----------       -----------
    Current deferred tax asset (liability)                               10,244            (4,093)
                                                                    -----------       -----------

Noncurrent:
Depreciation and amortization                                               514             1,992
Unremitted earning from a foreign subsidiary                             (9,139)           (9,139)
Covenants not to compete and technical infrastructure                    (1,914)           (1,914)
                                                                    -----------       -----------
    Noncurrent deferred tax asset (liability)                           (10,539)           (9,061)
                                                                    -----------       -----------

    Net deferred tax assets (liability)                             $      (295)      $   (13,154)
                                                                    ===========       ===========


NOTE 6 - SHAREHOLDERS' EQUITY:

COMMON STOCK

        On November 5, 1998, the Company's Board of Directors authorized repurchase at managements' discretion of up to 7 million of the Company's common stock over the subsequent 12 months at market prices and as market and business conditions warrant. As of December 31, 1999, the Company had repurchased 1,226,300 shares at market prices ranging from $3.17 to $9.93 per share.

        On July 15, 2000, the Company's Board of Directors authorized the repurchase, at managements' discretion, of up to 2 million shares of the Company's common stock at market prices and as market and business conditions warrant. As of December 31, 2000, the Company had repurchased 1,972,500 shares, at market prices ranging from $5.13 to $17.97 per share. Upon repurchase, the shares have been retired.

1992 STOCK OPTION PLAN

        In January 1992, the Company adopted the 1992 Stock Option Plan (the "1992 Plan"). The 1992 Plan authorized 6,966,000 shares to be reserved for issuance. In December 1999, the Company modified the vesting schedule for subsequent options grants such that initial grants would generally vest 25% at the end of the first year, after the date of the date of grant and ratably thereafter over the remaining vesting period. Other grants would vest ratably over the vesting term.

        In February 1998, the Company canceled 165,000 options under the 1992 Plan with exercise prices greater than $7.69 and reissued the options with an exercise price of $7.69.

        In August 1998, the Company canceled 230,000 options under the 1992 Plan with exercise prices greater than $2.69 and reissued the options with an exercise price of $2.69.

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

1995 EQUITY INCENTIVE PLAN

        In August 1995, the Company adopted the 1995 Equity Incentive Plan (the "Incentive Plan"), which provides for the grant of stock options and stock bonuses and the issuance of restricted stock by the Company to its employees, directors and others. The Company has reserved 3,000,000 shares of the Company's common stock for issuance under the Incentive Plan. The terms of the Incentive Plan are generally similar to those of the 1992 Plan outlined above.

        In February 1998, the Company canceled 1,612,000 options under the Incentive Plan with exercise prices greater than $7.69 and reissued the options with an exercise price of $7.69.

        In August 1998, the Company canceled 1,298,000 options under the Incentive Plan with exercise prices greater than $2.69 and reissued the options with an exercise price of $2.69.

1995 EMPLOYEE STOCK PURCHASE PLAN

        In August 1995, the Company adopted the 1995 Employee Stock Purchase Plan (the "Purchase Plan") and reserved a total of 225,000 shares of the Company's common stock for issuance thereunder. The Purchase Plan, as amended in May 1998, authorizes the issuance of 425,000 shares under the Purchase Plan. The Purchase Plan, as amended in May 2000, authorizes the issuance of 625,000 shares under the Purchase Plan. The Purchase Plan permits eligible employees to acquire shares of the Company's common stock through payroll deductions at a price equal to the lower of 85% of the fair market value of the Company's common stock at the beginning of the offering period or on the purchase date. As of December 31, 2000, 369,986 shares have been issued under the Purchase Plan.

1995 DIRECTORS STOCK OPTION PLAN

        In August 1995, the Company adopted the 1995 Directors Stock Option Plan (the "Directors Plan") and reserved a total of 300,000 shares of the Company's common stock for issuance thereunder. The Directors Plan allows for granting of stock options to members of the Board of Directors of the Company. Initial and succeeding option grants vest as to 25% of the shares upon each of the first four anniversaries of the grant. The exercise price is equal to the fair market value of the shares at the time that the option is granted.

1997 EQUITY INCENTIVE PLAN

        In May 1997, the Company adopted the 1997 Equity Incentive Plan (the "1997 Incentive Plan") and reserved a total of 3,000,000 shares of the Company's common stock for issuance thereunder. The 1997 Incentive Plan, as amended in May 1998, authorizes the issuance of 5,000,000 shares under the 1997 Incentive Plan. The 1997 Incentive Plan, as amended in May 2000, authorizes the issuance of 7,500,000 shares under the 1997 Incentive Plan. The terms of the 1997 Incentive Plan are generally similar to those of the 1992 Plan outlined above.

        In February 1998, the Company canceled 1,602,000 options under the 1997 Incentive Plan with exercise prices greater than $7.69 and reissued the options with an exercise price of $7.69.

        In August 1998, the Company canceled 2,037,000 options under the 1997 Incentive Plan with exercise prices greater than $2.69 and reissued the options with an exercise price of $2.69 except for 100,000 options issued to Mr. Fred Chan, Chairman of the Board of Directors, which were reissued at $2.96 in accordance with the 1997 Incentive Plan.

SUMMARY OF STOCK OPTION ACTIVITY

        Transactions under the Company's various Stock Option Plans are summarized as follows (in thousands except per share amounts):

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


                                                                       Weighted
                                    Available                           Average
                                      for             Options          Exercise
                                     Grant          Outstanding          Price
                                  -----------       -----------       -----------
Balance at December 31, 1997            3,390             6,650       $      9.20

Authorized                              2,000                 -                 -
Granted                                (9,478)            9,478              4.87
Exercised                                   -              (612)             1.01
Canceled                                8,286            (8,286)            10.48
                                  -----------       -----------
Balance at December 31, 1998            4,198             7,230              2.79

Authorized                             (1,306)                -                 -
Granted                                (2,184)            2,184             11.21
Exercised                                   -            (1,138)             2.38
Canceled                                  747              (747)             4.10
                                  -----------       -----------
Balance at December 31, 1999            1,455             7,529              5.14

Authorized                              2,500                 -                 -
Granted                                (3,150)            3,150             15.36
Exercised                                   -            (2,659)             3.49
Canceled                                1,867            (1,867)             8.77
                                  -----------       -----------
Balance at December 31, 2000            2,672             6,153       $      9.99
                                  ===========       ===========


        The weighted average fair value of options granted during the years ended December 31, 1998, 1999 and 2000 were $3.16, $11.51 and $15.73, respectively.

        At December 31, 1998, 1999 and 2000, options to purchase 1,288, 3,112 and 2,069 shares, were exercisable at an average exercise price of $1.38, $2.89 and $5.68, respectively.

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

        The following table summarizes information about stock options outstanding at December 31, 2000:


                                          Options Outstanding                     Options Exercisable
                           --------------------------------------------       ---------------------------
                                               Weighted
                               Number           Average       Weighted           Number         Weighted
Range of                     Outstanding       Remaining      Average         Exercisable at    Average
Exercise                   at December 31,    Contractual     Exercise         December 31,     Exercise
 Prices                         2000        Life (in Years)    Price              2000           Price
-------------              ---------------  --------------  -----------       --------------  -----------
                           (in thousands)                                    (in thousands)
$0.03 - $1.40                     372             4.95      $      0.12              372      $      0.12
 2.12 - 2.69                    1,392             4.93             2.65              839             2.66
 2.75 - 5.00                      380             6.06             4.39              109             4.27
 5.01 - 7.81                      325             5.56             6.55              166             6.83
 7.82 - 29.25                   3,684             6.69            14.65              583            13.52
                           ---------------                                    --------------
                                6,153             6.09      $      9.99            2,069      $      5.68
                           ===============                                    ==============


FAIR VALUE DISCLOSURES

        The Company's pro forma net income (loss) and pro forma net income
(loss) per share would have been as follows had compensation costs for options granted under the Company's option plans been determined based on the fair value at the grant dates, as prescribed in SFAS 123, (in thousands except per share amounts):


                                                      Year Ended December 31,
                                            -------------------------------------------
                                                1998             1999            2000
                                            ----------       ----------      ----------
Net income (loss):
  As reported                               $  (28,016)      $   40,105      $   48,306

  Pro forma                                 $  (35,069)      $   31,990      $   26,538


Net income (loss) per share - basic:
  As reported                               $    (0.68)      $     0.99      $     1.14

  Pro forma                                 $    (0.86)      $     0.79      $     0.62


Net income (loss) per share - diluted:
  As reported                               $    (0.68)      $     0.88      $     1.05

  Pro forma                                 $    (0.86)      $     0.70      $     0.58


        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                     Employee Stock Options
                              -----------------------------------
                                1998          1999          2000
                              -------       -------       -------
Expected dividend yield           0.0%          0.0%          0.0%
Risk-free interest rate          5.50%         5.75%         6.00%
Expected volatility                85%           80%           60%
Expected life (in years)            4             5             4

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        Sales under the Purchase Plan in 1998, 1999 and 2000 were approximately 86,000 shares, 88,000 shares and 74,000 shares, respectively, at an average price per share of $4.60, $5.78 and $11.24, respectively. Pro forma compensation expense for the grant date fair value, as defined by SFAS 123, of the purchase rights granted under the Purchase Plan was calculated using the Black-Scholes model with the following assumptions for 1998, 1999 and 2000:


                                                      Employee Stock Purchase Plan
                                            -----------------------------------------------
                                                1998              1999              2000
                                            -----------       -----------       -----------
Expected dividend yield                             0.0%              0.0%              0.0%
Risk-free interest rate                            5.50%             5.75%             6.00%
Expected volatility                                  85%               80%               60%
Expected life (in months)                             6                 6                 6
Weighted average grant date fair value      $      3.57       $      2.58       $      4.30


        Because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects of reported net income (loss) for future years.


NOTE 7 - EARNINGS PER SHARE:

        Earnings per share are calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 128 -- "Earnings per Share" (SFAS No. 128). SFAS No. 128 requires the Company to report both basic earnings per share, which is based on the weighted-average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding (in thousands, except for per share amount):


                                                         December 31, 1998
                                             -----------------------------------------
                                                                            Per Share
                                              Net Income       Shares        Amount
                                             -----------       ------      -----------
Basic EPS from continuing operations         $   (28,016)      40,995      $     (0.68)

Basic EPS from discontinued operations                 -       40,995                -
                                             -----------                   -----------

Basic EPS                                        (28,016)      40,995      $     (0.68)
                                             ===========                   ===========

Effective of dilutive securities:
  Stock options                                        -            -                -

Diluted EPS from continuing operations       $   (28,016)      40,995      $     (0.68)

Diluted EPS from discontinued operation                -       40,995                -
                                             -----------                   -----------

Diluted EPS                                  $   (28,016)      40,995      $     (0.68)
                                             ===========                   ===========

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


                                                                  December 31, 1999
                                                   ----------------------------------------------
                                                                                       Per Share
                                                   Net Income           Shares           Amount
                                                   -----------       -----------      -----------
Basic EPS from continuing operations               $    41,325            40,640      $      1.02

Basic EPS from discontinued operations                  (1,220)           40,640            (0.03)
                                                   -----------                        -----------

Basic EPS                                          $    40,105            40,640      $      0.99
                                                   ===========                        ===========


Effective of dilutive securities:
  Stock options                                              -             4,985                -

Diluted EPS from continuing operations             $    41,325            45,625      $      0.91

Diluted EPS from discontinued operation                 (1,220)           45,625            (0.03)
                                                   -----------                        -----------

Diluted EPS                                        $    40,105            45,625      $      0.88
                                                   ===========                        ===========


                                                                 December 31, 2000
                                                   ----------------------------------------------
                                                                                       Per Share
                                                   Net Income          Shares            Amount
                                                   -----------       -----------      -----------
Basic EPS from continuing operations               $    63,166            42,548      $      1.49

Basic EPS from discontinued operations                 (14,860)           42,548            (0.35)
                                                   -----------                        -----------

Basic EPS                                          $    48,306            42,548      $      1.14
                                                   ===========                        ===========


Effective of dilutive securities:
  Stock options                                              -             3,395                -

Diluted EPS from continuing operations             $    63,166            45,943      $      1.37

Diluted EPS from discontinued operation                (14,860)           45,943            (0.32)
                                                   -----------                        -----------

Diluted EPS                                        $    48,306            45,943      $      1.05
                                                   ===========                        ===========


                                                                    June 30, 2000
                                                   ----------------------------------------------
                                                                                       Per Share
                                                   Net Income           Shares          Amount
                                                   -----------       -----------      -----------
Basic EPS from continuing operations               $    23,002            42,089      $      0.55

Basic EPS from discontinued operations                  (5,820)           42,089            (0.14)
                                                   -----------                        -----------

Basic EPS                                          $    17,182            42,089      $      0.41
                                                   ===========                        ===========

Effective of dilutive securities:
  Stock options                                              -             6,435                -

Diluted EPS from continuing operations             $    23,002            48,524      $      0.47

Diluted EPS from discontinued operation                 (5,820)           48,524            (0.12)
                                                   -----------                        -----------

Diluted EPS                                        $    17,182            48,524      $      0.35
                                                   ===========                        ===========

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


                                                                   June 30, 2001
                                                   ----------------------------------------------
                                                                                       Per Share
                                                   Net Income          Shares           Amount
                                                   -----------       -----------      -----------
Basic EPS from continuing operations               $   (13,366)           42,371      $     (0.32)

Basic EPS from discontinued operations                 (17,517)           42,371            (0.41)
                                                   -----------                        -----------

Basic EPS                                          $   (30,883)           42,371      $     (0.73)
                                                   ===========                        ===========


Effective of dilutive securities:
  Stock options                                              -                 -                -

Diluted EPS from continuing operations             $   (13,366)           42,371      $     (0.32)

Diluted EPS from discontinued operation                (17,517)           42,371            (0.41)
                                                   -----------                        -----------

Diluted EPS                                        $   (30,883)           42,371      $     (0.73)
                                                   ===========                        ===========


        For the years ended December 31, 1998, 1999 and 2000, options to purchase 30,116, 124,154 and 157,016, respectively, potential common stock shares with exercise prices greater than the weighted-average market value of such common stock were excluded from the calculation of diluted earnings per share.


NOTE 8 - COMPREHENSIVE INCOME (LOSS):

        Comprehensive income (loss) is comprised of net income (loss) and the unrealized loss on marketable securities. Comprehensive income (loss) was ($28.0) million, $40.1 million and $40.9 million, for the years ended December 31, 1998, 1999 and 2000, respectively.

        Comprehensive income (loss) was $17.2 million and ($25.1) million for the six months ended June 30, 2000 and 2001, respectively.


NOTE 9 - INDUSTRY, GEOGRAPHIC AND OTHER INFORMATION:

INDUSTRY SEGMENTS

        The Company and its subsidiaries operate in one business segment: the semiconductor segment. The company designs, develops, supports, manufactures, and markets highly integrated mixed-signal semiconductor, hardware, software, and system solutions for multimedia applications in the Internet, PC, and the consumer marketplace. The semiconductor segment offers solutions for DVD, Internet related, Communications, VCD/SVCD, and PC Audio applications.

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

GEOGRAPHIC SEGMENTS

        The Company sells and markets to leading PC and consumer OEM's worldwide. International sales comprised a significant portion of the Company's revenue. The geographic location of the Company's revenue is based upon destination of the shipment. Most of the long-lived assets located outside the United States are in Asia Pacific. The following is a summary of the Company's geographic locations (in thousands):


                                                  Year Ended December 31,
                                         ------------------------------------------
Net Sales:                                  1998             1999           2000
----------                               -----------      ----------     ----------
United States                            $    17,363      $    14,812    $    20,551
                                         -----------      -----------    -----------

Taiwan                                        73,566           98,342         79,302
Japan                                         16,546           24,480         15,138
Singapore                                     19,812           14,547          6,157
Hong Kong                                     80,717          124,427        149,925
Rest of the World                             10,248           34,043         32,363
                                         -----------      -----------   ------------
Total Foreign                                200,889          295,839        282,885
                                         -----------      -----------    -----------
Total                                    $   218,252      $   310,651    $   303,436
                                         ===========      ===========    ===========

                                                  Year Ended December 31,
                                         ------------------------------------------
Long Lived Assets:                           1998             1999           2000
------------------                       -----------      ----------     ----------
United States                            $    37,311      $    39,720    $    30,344
                                         -----------      -----------    -----------
Hong Kong                                        689              624            689
Canada                                             -                -             28
Rest of the World                                  -                -             20
                                         -----------      -----------    -----------
Total Foreign                                    689              624            737
                                         -----------      -----------    -----------
Total                                    $    38,000      $    40,344    $    31,081
                                         ===========      ===========    ===========

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


REVENUE BY PRODUCT LINE

        The net revenues for DVD, video CD, PC/Audio, and communication and other were as follows:

                                         Year Ended December 31,               Six Months Ended June 30,
                             ---------------------------------------------    ---------------------------
                                 1998            1999              2000           2000            2001
                             -----------      -----------      -----------    -----------     -----------
                                                                                      (unaudited)
DVD                          $        --      $        --      $    44,844    $    18,114     $    24,246
Video CD                          77,279          151,833          125,975         60,931          55,041
PC/Audio                         131,692          148,788          107,104         68,015          26,341
Communication and other            9,281           10,030           25,513         16,124          10,089
                             -----------      -----------      -----------    -----------     -----------
                             $   218,252      $   310,651      $   303,436    $   163,184     $   115,717
                             ===========      ===========      ===========    ===========     ===========

SIGNIFICANT CUSTOMERS

        The following table summarizes the percentage of net revenues accounted for by the Company's significant customers for any year in which a customer or distributor accounts for 10% or more of revenues.


                                                     Year Ended December 31,
                                         -----------------------------------------------
                                             1998              1999              2000
                                         -----------       -----------       -----------
Dynax                                             16%               22%               35%
Digital AV (formerly Shinco)                      15%               13%               10%


        A majority of the Company's trade receivables are derived from sales to the Company's distributors. The Company generally extends 30-day credit terms to its customers, which is consistent with industry business practices. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires letters of credit from international customers. The Company maintains an allowance for doubtful accounts on its receivables based upon the expected collection of accounts receivable. At December 31, 1999 and 2000, approximately 39% and 67%, respectively, of trade accounts receivable represent amounts due from two customers.


NOTE 10 - COMMITMENTS AND CONTINGENCIES:

        The Company maintains leased office space in various locations. Future minimum rental payments under the leases are as follows:


Year Ended                                       Amount
December 31,                                 (in thousands)
                                             --------------
2001                                           $   838
2002                                               700
2003                                               368
2004                                                97
2005                                                81
                                               -------
                                               $ 2,084
                                               =======


        Lease expenses were $0.5 million, $0.9 million and $1.4 million in 1998, 1999 and 2000, respectively.

        From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, copyrights and other intellectual property rights. In addition, from time to time, third parties assert patent infringement claims against the Company in the form of letters, lawsuits and other forms of communication. Currently, the Company is engaged in two lawsuits regarding patent and trademark issues.

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

        The Company is not currently aware of any legal proceedings or claims that the Company believes are likely to have a material adverse effect on the Company's financial position, results of operations or cash flows. However, the Company may incur substantial expenses in defending against third party claims. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability, and be required to change its business practices. Either of these could have a material adverse effect on the Company's financial position, results of operations and cash flows.


NOTE 11 - ACQUISITIONS AND RELATED CHARGES:

        In February 2000, the Company acquired all of the outstanding shares and vested stock options of NetRidium Communications, Inc. for $5.3 million in cash, of which 10% was held by ESS until November 2000. NetRidium is a development stage company, which develops broadband communication products enabling high-speed networking over existing phone lines in the home. NetRidium's assets, liabilities and operating expenses were not material to the Company. The purchase price was allocated to assets acquired and liabilities assumed based upon the book value of NetRidium's current assets, equipment and liabilities, which management believes approximate their fair market value and independent appraisal for all other identifiable assets as follows:


                                                   Amount
                                               (in thousands)
                                                -----------
In-process research and development             $     2,625
Technical infrastructure                                797
Covenants not to complete                               730
Current assets, net of liabilities assumed            1,105
Property and equipment                                   75
                                                -----------
                                                      5,332
Less:  Cash acquired from acquisition                (1,066)
                                                -----------
Value of consideration for acquisition          $     4,266
                                                ===========


        The acquisition was recorded using the purchase method of accounting and accordingly, the results of operations and cash flows of such acquisition have been included from the date of acquisition. Acquired in-process research and development aggregating $2.6 million for the NetRidium acquisition was charged to operations in the second quarter of 2000. Technical infrastructure and covenants not to compete will be amortized over four years. In connection with the acquisition, the Company granted certain NetRidium employees stock options to purchase 500,000 shares of the Company's stock at $17.68 per share, the fair market value on the date of grant. In addition, certain employees of NetRidium have signed employment contracts, which, among other things, provide that if the employee stays with the Company for the four-year term of the employment agreement, the employee's stock options will have a value of at least $8.85 more than the exercise price when such options become exercisable. Approximately 428,000 of the options issued upon acquisition are subject to this guarantee. The Company is accordingly accruing the additional compensation expense over the four year term of the agreement. During 2000, the Company recorded approximately $0.9 million as compensation expense under this guarantee.

NOTE 12 - 401(K) PLAN:

        The Company has a 401(k) Plan (the "401(k) Plan"), which covers substantially all employees. Each eligible employee may elect to contribute to the 401(k) Plan, through payroll deductions, up to 10% of their compensation, subject to current statutory limitations. No contributions were made by the Company through December 31, 2000.

                              ESS TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

NOTE 13 - SUBSEQUENT EVENTS:

        In January 2001, the Company entered into an Asset Purchase Agreement to acquire certain assets from I-Computer Limited, a British Virgin Islands corporation. I-Computer Limited is in the business of developing video DVD and related entertainment and consumer products and extending such technology to educational and game applications. The asset purchase price of $1.8 million was paid on January 17, 2001.

NOTE 14 - SUBSEQUENT EVENTS (UNAUDITED):

        On February 13, 2001, the Company announced that its Board of Directors has authorized the Company to repurchase, at market prices and as market business conditions warrant, up to an additional two million shares of ESS common stock. The Company has more than 42 million shares of common stock outstanding. The stock will be repurchased on the open market from time to time at management's discretion. During the first semester of 2001, the Company repurchased 460,100 shares of Common Stock under this plan at an average price of $7.20 per share.

        In April 2001, the Company entered into a definitive agreement (the "Agreement") to acquire Silicon Analog Systems ("SAS") in a merger transaction to be accounted for as a purchase business combination. SAS is a Canadian start up company engaged in developing single chip solutions for wireless communications. This acquisition was consummated on April 12, 2001. The Company paid $1 million on the consummation date and will pay an additional $1 million one year from the consummation date. The total purchase price of $2 million along with $75 thousand of acquisition costs was primarily allocated to goodwill, based on an independent appraisal. The assets, liabilities and operating expenses for SAS are not material to the financial position or results of operations of the Company. The Company's results would not have been materially different if the acquisition occurred as of the beginning of the year.

        On July 24, 2001, Vialta was recapitalized, pursuant to which it separated its common stock into Class A common stock with 3.8 votes per share and Class B common stock with one vote per share. Upon exchange of 5,891,000 shares of common stock for Class B common stock, Vialta issued 589,000 additional shares of Class B common stock to non-ESS common stockholders. Besides the voting power, Class A and Class B stockholders have the same rights. Vialta authorized 30,000,000 shares of preferred stock and 400,000,000 shares of common stock, 100,000,000 shares of which are designated Class A common stock, 50,000,000 of which are designated Class B common stock and 250,000,000 of which are designated non-classified common stock.

        Effective as part of the spin-off transaction, ESS returned 9,839,000 shares of Class A common stock to Vialta at no cost. These shares are reserved by Vialta for issuance upon exercise of stapled stock options that were granted by Vialta to ESS optionees as part of the spin-off transaction.

        The table below summarizes the effects of the recapitalization and the spin-off on a pro forma basis as of June 30, 2001.


                                                                          Pro Forma
                                        Preferred                          Common            Common
                                         Shares          Conversion        Shares            Shares         Outstanding
Capital Stock                          Outstanding         Ratio           Class A           Class B           Total
-------------                          -----------      -----------      -----------       -----------      -----------
Series A                                   40,000            1 to 1           40,000                 -           40,000
Series B - ESS owned                       20,000            1 to 1           20,000                 -           20,000
Series B - Third party owned               31,000          1.1 to 1                -            34,100           34,100
                                        ---------       -----------      -----------       -----------      -----------
                                           91,000                             60,000            34,100           94,100
Less:  Shares returned to Vialta                                              (9,839)                -           (9,839)
Issuance of common stock upon
  exchange of third party owned
  common stock for Class B
  common stock                                                                     -               589              589
Common stock outstanding                                                         400             5,891            6,291
                                                                         -----------       -----------      -----------

Total shares outstanding                                                      50,561            40,580           91,141
                                                                         ===========       ===========      ===========


       On August 21, 2001, ESS completed the spin-off of Vialta by distributing to ESS shareholders all 50,561,000 shares of Vialta common stock held by ESS.

                   [OUTSIDE BACK COVER -- INTENTIONALLY BLANK]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market fee for listing additional shares.

                                                                                               AMOUNT
                                                                                             TO BE PAID
                                                                                             ----------
SEC registration fee...................................................................       $15,000
NASD filing fee........................................................................          *
Nasdaq National Market fee.............................................................          *
Printing...............................................................................          *
Legal fees and expenses................................................................          *
Accounting fees and expenses...........................................................          *
Blue Sky qualification fees and expenses...............................................          *
Transfer Agent and Registrar fees......................................................          *
Miscellaneous fees and expenses........................................................          *
                                                                                              --------
          Total........................................................................          *
                                                                                              ========

----------

*      To be supplied by amendment.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Section 317 of the California Corporations Code authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. Our Bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. We have entered into indemnification agreements with our directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements may require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors and officers (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.
Article III of our Amended and Restated Articles of Incorporation provides for indemnification of our directors and officers to the maximum extent permitted by the California Corporations Code and Section 6.1 of Article VI of our Bylaws provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the California Corporations Code. Reference is also made to Section ____ of the underwriting agreement contained in Exhibit 1.1 hereto, indemnifying our directors and officers against certain liabilities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

       (a) Exhibits

NUMBER        DESCRIPTION
------        -----------
  1.1         Form of Underwriting Agreement (subject to negotiation)*
  5.1         Opinion of Orrick, Herrington & Sutcliffe LLP regarding the legality of the common stock being registered*
 23.1         Consent of PricewaterhouseCoopers LLP
 23.2         Consent of Orrick, Herrington & Sutcliffe LLP (set forth in Exhibit 5.1)*
 24.1         Power of Attorney (set forth below on page II-3 of this registration statement)

----------

*      To be supplied by amendment.


       (b) Financial Statement Schedule

           Valuation and Qualifying Accounts


ITEM 17. UNDERTAKINGS

       The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 6th day of September 2001.

                                      ESS TECHNOLOGY, INC.

                                      By: /s/ ROBERT L. BLAIR
                                          --------------------------------------
                                          Robert L. Blair
                                          President and Chief Executive Officer

                                POWER OF ATTORNEY

       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Robert L. Blair and James B. Boyd, and each of them, as his, her or its attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said registration statement.

       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE                                 TITLE                                      DATE
---------                                 -----                                      ----
/s/ ROBERT L. BLAIR                       Director, President and                    September 6, 2001
------------------------------------      Chief Executive Officer
       Robert L. Blair

/s/ JAMES B. BOYD                         Chief Financial Officer                    September 6, 2001
------------------------------------      (Principal Accounting Officer)
        James B. Boyd

/s/ FRED S.L. CHAN                        Chairman of the Board of Directors         September 6, 2001
-----------------------------------
       Fred S.L. Chan

/s/ ANNIE M.H. CHAN                       Director                                   September 6, 2001
------------------------------------
       Annie M.H. Chan

/s/ PETER T. MOK                          Director                                   September 6, 2001
------------------------------------
        Peter T. Mok

                                          Director                                   September 6, 2001
-----------------------------------
        David S. Lee

/s/ DOMINIC NG                            Director                                   September 6, 2001
-----------------------------------
         Dominic Ng

             REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL SCHEDULE



To the Board of Directors of ESS Technology, Inc.


Our audits of the consolidated financial statements referred to in our report dated January 21, 2001, except for Note 2, as to which the date is April 21, 2001, appearing in this Registration Statement on From S-3 also included an audit of the financial statement schedule entitled valuation and qualifying, accounts included in this Registration Statement on Form S-3. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


PricewaterhouseCoopers LLP


San Jose
January 21, 2001, except for Note 2,
as to which the date is April 21, 2001

                                                                     SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                ADDITIONS
                                               BALANCE AT      CHARGED TO                      BALANCE AT
                                               BEGINNING        COSTS AND                       ENDING
                                               OF PERIOD        EXPENSES      DEDUCTIONS       OF PERIOD
                                               ---------        --------      ----------       ---------
Year Ended December 31, 2000
    Allowance for doubtful accounts...........  $ 2,459         $ 1,534         $1,600          $ 2,393
    Allowance for sales returns...............  $   315         $ 7,110         $6,505          $   920
    Inventory reserves........................  $18,147         $10,636         $1,743          $27,040

Year Ended December 31, 1999
    Allowance for doubtful accounts...........  $ 3,928         $    --         $1,469          $ 2,459
    Allowance for sales returns...............  $   315         $ 2,983         $2,983          $   315
    Inventory reserves........................  $18,077         $ 1,724         $1,654          $18,147

Year Ended December 31, 1998
    Allowance for doubtful accounts...........  $   986         $ 2,942         $   --          $ 3,928
    Allowance for sales returns...............  $   315         $   507         $  507          $   315
    Inventory reserves........................  $20,784         $    --         $2,707          $18,077

                                 EXHIBIT INDEX

NUMBER        DESCRIPTION
------        -----------
  1.1         Form of Underwriting Agreement (subject to negotiation)*
  5.1         Opinion of Orrick, Herrington & Sutcliffe LLP regarding the legality of the common stock being registered*
 23.1         Consent of PricewaterhouseCoopers LLP
 23.2         Consent of Orrick, Herrington & Sutcliffe LLP (set forth in Exhibit 5.1)*
 24.1         Power of Attorney (set forth below on page II-3 of this registration statement)

----------

*      To be supplied by amendment.